UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 2

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

NEW WESTERN ENERGY CORPORATION

(Exact name of registrant as specified in its charter)

Nevada	26-3640580
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
20 Truman, Ste. 204 Irvine, California	92620
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code   (949) 435-0977

Copies to:

William B. Barnett, Esq.

Barnett & Linn

23945 Calabasas Road, Suite 115

Calabasas, California 91302

(818) 436-6410

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None.	Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.0001
(Title of Class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definition of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	T
(Do not check if a smaller reporting company)

As used in this Form 10, unless the context otherwise requires the terms “we,” “us,” “our,” “NWE”, “Company” and “New Western” refer to New Western Energy Corporation, a Nevada corporation.

FORWARD LOOKING STATEMENTS

The statements contained in this document that are not purely historical are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”).  Although we believe that the expectations reflected in such forward-looking statements, including those regarding future operations, are reasonable, we can give no assurance that such expectations will prove to be correct.  Forward-looking statements are not guarantees of future performance and they involve various risks and uncertainties.  Forward-looking statements contained in this document include statements regarding our proposed services, market opportunities and acceptance, expectations for revenues, cash flows and financial performance, and intentions for the future.  Such forward-looking statements are included under Item 1.  “Business” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operation.”  All forward-looking statements included in this document are made as of the date hereof, based on information available to us as of such date, and we assume no obligation to update any forward-looking statement.  It is important to note that such statements may not prove to be accurate and that our actual results and future events could differ materially from those anticipated in such statements.  Among the factors that could cause actual results to differ materially from our expectations are those described under Item 1.  “Business,” Item 1A. “Risk Factors” and Item 2.  “Financial Information - Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this section and other factors included elsewhere in document.

Item 1.	Business

Overview

We are an oil and gas and mineral exploration and production company with current projects located in Oklahoma and Texas.   Our principal business is in the acquisition, exploration and development of, and production from oil, gas and mineral properties. We have a limited operating history with nominal revenues.

On December 1, 2010, we formed an entity named New Western Texas Oil and Gas Corporation (“NWT”)  incorporated in the State of Nevada, as our wholly-owned subsidiary. New Western Texas started its operations in January 2011.

We were incorporated in the State of Nevada on September 25, 2008.  Our principal executive offices are located at 20 Truman, Suite 204, Irvine, California 92620.  Our telephone and fax numbers are (949) 435-0977 and (949) 861-3123, respectively.

Our Current Business

  Our principal business strategy is to build our business through the acquisition of producing oil and natural gas wells, interests and leases. We plan to ultimately engage in the acquisition and exploration of oil and gas properties and to exploit oil and gas reserves we discover that demonstrate economic feasibility. We plan to explore new oil and natural gas wells and continue on recovery from stripper wells. A stripper well or “marginal well” is an oil well that is nearing the end of its economical life.  Oil wells are generally classified as stripper wells when they produce ten barrels per day or less for any twelve month period. We plan to acquire working interests in oil and natural gas production companies in the United States that are located in oil and gas producing areas.  We believe that there are opportunities in these areas for the development of additional oil and gas reserves. Such new reserves might come from the development of existing but as yet undeveloped reserves as well as from future success in exploration. We seek to add proved reserves and increase production through the use of advanced technologies, including detailed reservoir engineering analysis, drilling development wells utilizing sophisticated techniques and selectively recompleting existing wells. We also focus on reducing the operating costs associated with our properties. We believe that the properties we have acquired have significant potential and in certain cases have not been actively developed in the past.

Our Oklahoma Project

Glass Lease, Rogers County, Oklahoma

On May 21, 2009, the Company entered into an Agreement to acquire the Glass Lease with RC Oil Co., Inc. (“Operator”).  The Glass Lease is located in the North Eastern part of Oklahoma.  Under the terms of the Agreement, the Company agreed to provide incremental funding to the Operator for operations in return for a 75% of the working interest (60.94% net revenue interest) owned by RC Oil in certain leaseholds in Rogers County, Oklahoma, in exchange for $210,000 in cash. In addition to the foregoing, the Company received a right of first refusal to purchase an additional 75% working interest in all future wells developed by the Operator which the Operator presently owns. As of December 31, 2010, the Company had paid all of its obligations of $210,000 under the Glass lease.

 Phillips Lease, Rogers County, Oklahoma

On June 27, 2009, the Company entered into an Agreement to acquire the Phillips Lease with RC Oil Co., Inc. (“Operator”) in Rogers County, Oklahoma.  Under the terms of the Agreement, the Company paid $130,000 to the Operator for operations of Phillips Lease in return for a 75% of the working interest (60.94% net revenue interest) owned by the Operator in Phillips Lease. A working interest is the operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and receive a share of production.  Net revenue interest is the percentage of production to which the owner of a working interest is entitled, net of land owner interests. Phillips Lease has seven (7) wells re-completion project which includes one (1) salt water injection well. Under the Agreement the Operator will provide all labor, professional services, equipment and materials to complete the re-work of the seven (7) wells and put them into production if feasible. The Company, as a holder of interest, will be offered, on a first right of refusal basis, to participate in any future development of the Phillips Lease. The Phillips leasehold property contains approximately 150 acres. The project, similar to the Glass project, is a re-completion project with plans to produce the Bartlesville formation. This eliminates the risk normally associated with new drills and the lease is located in an area surrounded by proven and long lasting production. As of December 31, 2010, the Company had paid all of it’s obligation of $130,000 under the Phillips lease.

None of the Company’s re-completion projects utilize any hydraulic or acid fracturing methods. In the event that new wells are drilled and hydraulic fracturing is necessary, the Operator must obtain a permit from the Oklahoma Corporation Commission for each well.  There is no assurance that such permit will be issued. Neither the Company nor the Operator has any present intent to utilize hydraulic or acid fracturing on the wells in the foreseeable future.

All of our oil leases located in Oklahoma were all obtained from one lessor RC Oil Co., Inc. who also acts as the operator for all leased properties. The Operator uses its own equipment to extract oil and gas and therefore, we do not have the expense of owning and maintaining or leasing any production equipment.  The Operator also maintains liability insurance relating to the operation of the oil and gas wells at levels that meet or exceed the amounts required for oil and gas well operators by the Oklahoma Corporation Commission.

Our Texas Project

On January 27, 2011 our wholly-owned subsidiary, New Western Texas Oil and Gas Corporation (“NWT”), acquired a 50% working interest (39.66% net revenue interest) in 160 acres of oil and gas leases in Jones County, Texas for approximately $8,000 cash. The Lease was purchased subject to a Venture Agreement with a third party (Venture Partner), 3M production (“3M”) who holds the other 50% working interest and will act as the operator for a stipulated fee. Both parties will evenly split operating expenses of the lease. Operating proceeds after royalty interest and expenses shall be distributed 50% to NWT. Additionally a stipulated portion of the Venture Partner’s working interest proceeds shall also be distributed to NWT until NWT recovers its acquisition and development costs of the particular lease. The Company is required to provide the operator with a prepaid amount of $10,000 to be used to fund operating expenses within 3 days of a request by the Venture Partner.  On all leases acquired jointly as above provided, prior to 3M’s drilling and/or reentry and/or particular operation, 3M shall notify NWT of its proposed activity and the estimated cost through completion and equipping (the “Operating Proposal”) and NWT shall have thirty (30) days from receipt of notice to either accept or reject such Operating Proposal. If rejected, or no response is timely received, the Company’s only potential recovery is to retain a lien for repayment of a reasonable price per acre based on a fair market analysis of other properties having the minimal amount of acreage around a well bore with similar reworking as our well (and if none, then the fair market analysis will extend out to twenty (20) acres in the form of a square).  3M shall pay NWT the fair market value per acre for said acreage and lien shall be removed.  NWT shall forfeit its interest in the proceeds of that well on which the proposal applied and the proration acreage or spacing unit applicable thereto (and if none, twenty (20) acres in the form of a square).  If the proposal is accepted by NWT, it shall, within ten (10) days of acceptance of the Operating Proposal, wire twenty-five (25%) percent of the estimated costs of the Operating Proposal to 3M.  The payment schedule for the remaining balance (75%) shall be agreed upon bilaterally. Failure to pay such 75% shall be for all purposes a rejection of the Operating Proposal and NWT shall forfeit its interests in the same manner as if it had rejected such proposal originally, and the 25% paid on that Operating Proposal shall be refunded.  Payment of the same shall retain NWT’s 50% interest in such well. 3M or, upon approval of NWT, its designee shall be Operator of all wells and leases covered by this Agreement.  NWT agrees that the Operator shall be paid $2,500 per month as a base fee and any additional operator fees shall be negotiated between the parties hereto on a lease by lease basis. All normal operating expenses, including Operator fees, utilities, property taxes, supplies, fuel and related costs shall be paid as follows: 50% percent by NWT and 50% percent by 3M, Such amounts to be deducted by a designated independent certified accountant from the working interest proceeds from production. 3M also maintains liability insurance relating to the operation of the oil and gas wells at levels that meet or exceed the amounts required for oil and gas well operators by the Texas Railroad Commission. In the event a lease never reaches Payout during 3M’s operations, 3M shall have no liability to NWT for monies spent/invested by NWT.  NWT’s recourse on producing leases it invests in pursuant hereto shall be limited to recovery from the sixty (60%) percent of 3M’s interest before Payout, with no personal liability of 3M.  3M shall have no liability to NWT for expenses paid on leases that do not Payout during the term of this Agreement. The Venture Agreement contemplates that the parties will enter into an Operation Agreement. As of this date no Operating Agreement has been executed by the parties to the venture Agreement.

In February 2011, we agreed with our Venture Partner to participate in the drilling for oil on a prospect located on the leased land.  Pursuant to the agreement, we agreed to pay up to $175,000 for all costs in connection with the acquisition and operation of the prospect until completion of an initial test well, which includes historic engineering and geological development of prospect, in exchange for a 50% working interest in the prospect.  Preparation of the drill site and drilling began toward the end of March 2011. Through March 31, 2011, we have paid costs and expenses on the project of $150,000. We expect to have the results of the drilling by the end of April, 2011.  There is no assurance that oil will be discovered or if there is oil that it will be in commercially feasible amounts.

Productive Wells and Acreage

Through March 31, 2011, the Company’s oil wells have produced $21,326 in revenue since inception. All of the Company’s leases are net, after payment of production costs and landowner’s royalty.  The revenue came from two wells on our Glass property and from one well on our Phillips property.  Although we believe that through the application of acid/fracture jobs and/or far-out perforating we should be able to get additional production from these wells and others on our various leases..  Far-out perforating is a process that involves shooting a bullet with a perforating gun that makes a hole in the well casing. Usually, the casing has been cemented into the hole before any perforation is attempted.  Since the cement is between the casing and the rocks, and the rocks contain the oil, the oil cannot get into the well unless the perforation process can make a hole in the casing and cement.  There is no assurance that the perforation or acid/fracture procedures would be successful.

Mineral Project

Wellsboro Lease, Tioga County, PA:

On June 29, 2009, the Company negotiated to acquire a land lease near Middlebury Township in Tioga County, Pennsylvania. The total consideration paid for this acquisition was $103,530 of which $45,000 was paid in cash and the balance was paid by the issuance of 300,000 shares of our common stock and 300,000 warrants at an exercise price of $0.50 per share. Both stock and warrants were valued at $58,530. In addition, the Company has agreed to pay to the lessor 15% of the gross sales realized by the Company from the sale of gas and 12.5% of the amount realized from the sale of any other minerals.  The lease is for a term of five years and as long as thereafter minerals are being produced from the leased land.  The Company also has the option for four additional five year renewal terms. The initial term expires on July 31, 2014. Other terms of the lease include (a) that the Lessor agrees to defend title to the minerals covered by the lease and agrees the the lesee, at its option, may discharge any tax, mortgage, or other lien that may be placed on the minerals and in the event that the lessee does so, it will be subrogated to such lein, (b) that the lessee is responsible for the payment of any and all operating expenses allocated to the property, including real estate taxes, insurance and any other operating expenses, (c) that the lessee agrees to indemnify the lessor against any claims made against the lessee or the property and (d) that the lessee is responsible for the removal of any machinery, equipment, etc., associated with the extraction of subsurface materials.

The property is approximately 23 acres and is located on a glacial aged kame terrace. The property contains some borrow material, but the amount, grade and costs of removal have not been determined at this time. The terrace sands, gravels and finer sediments were deposited in response to blockage by glacial ice. The potential usable deposit  may be sizeable, however, there is no assurance that the mining and the sale of any gravel will be successful. Both the President and Chief financial Officer viewed the property onsite prior to entering into a lease.

Management lacks technical training and experience with exploring for, starting and/or operating a mine; and that with no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within this industry.

Any development of this property would be surface mining and would only be done by attracting a venture partner/operator who was skilled in the removal and sale of the borrow material. At this time we have not yet begun to develop this property, however toward the later part of 2011, we plan to do some further investigation and seek a venture partner/operator in the Tioga County area to act as the operator for the project.  There is no assurance that we will be successful in finding a venture partner/operator or if we do find such venture partner/operator that the development of the proposed project will generate any revenues or profits for the Company.

Industry Overview

The market for oil and gas is dependent upon a number of factors beyond our control, which at times cannot be accurately predicted. These factors include the proximity of wells to, and the capacity of, natural gas pipelines, the extent of competitive domestic production and imports of oil and gas, the availability of other sources of energy, fluctuations in seasonal supply and demand, and governmental regulation.  In addition, there is always the possibility that new legislation may be enacted, which would impose price controls or additional excise taxes upon crude oil or natural gas, or both. Oversupplies of natural gas can be expected to recur from time to time and may result in the gas producing wells being shut-in. Imports of natural gas may adversely affect the market for domestic natural gas.

The market price for crude oil is significantly affected by policies adopted by the member nations of Organization of Petroleum Exporting Countries ("OPEC"). Members of OPEC establish prices and production quotas among themselves for petroleum products from time to time with the intent of controlling the current global supply and consequently price levels. We are unable to predict the effect, if any, that OPEC or other countries will have on the amount of, or the prices received for, crude oil and natural gas.

Gas prices, which were once effectively determined by government regulations, are now largely influenced by competition.  Competitors in this market include producers, gas pipelines and their affiliated marketing companies, independent marketers, and providers of alternate energy supplies, such as residual fuel oil. Changes in government regulations relating to the production, transportation and marketing of natural gas have also resulted in significant changes in the historical marketing patterns of the industry. Generally, these changes have resulted in the abandonment by many pipelines of long-term contracts for the purchase of natural gas, the development by gas producers of their own marketing programs to take advantage of new regulations requiring pipelines to transport gas for regulated fees, and an increasing tendency to rely on short-term contracts priced at spot market prices.

Competition

The oil and gas industry is highly competitive. Our competitors and potential competitors include major oil companies and independent producers of varying sizes, all of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of our competitors have greater financial, personnel and other resources than we have. Consequently, they have greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Governmental Regulations

The production and sale of oil and gas is subject to regulation by state, federal, and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

 Our operations are subject to extensive and continually changing regulation because legislation affecting the oil and natural gas industry is under constant review for amendment and expansion. Many departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the oil and natural gas industry and its individual participants. The failure to comply with such rules and regulations can result in large penalties. The regulatory burden on this industry increases our cost of doing business and, therefore, affects our profitability. However, we do not believe that these regulations will have a significant negative impact on our operations with the acquired assets.

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) contains provisions requiring the remediation of releases of hazardous substances into the environment and imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons including owners and operators of contaminated sites where the release occurred and those companies who transport, dispose of, or arrange for disposal of hazardous substances released at the sites.  Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies.  Third parties may also file claims for personal injury and property damage allegedly caused by the release of hazardous substances.  Although we handle hazardous substances in the ordinary course of business, we are not aware of any hazardous substance contamination for which we may be liable.

Management believes that we are in compliance in all material respects with the applicable environmental laws and regulations to which we are subject. We do not anticipate that compliance with existing environmental laws and regulations will have a material effect upon our capital expenditures, earnings or competitive position. To date, we have not been required to spend any material amount on compliance with environmental regulations. However, changes in the environmental laws and regulations, or claims for damages to persons, property, natural resources or the environment, could result in substantial costs and liabilities, and thus there can be no assurance that we will not incur significant environmental compliance costs in the future.

We rely on the operators of the wells to conduct development and production activities designed to comply with all applicable environmental regulations and permits. While we believe operations of our properties conform to those conditions, they remain at risk for inadvertent noncompliance, conditions beyond our control and undetected conditions resulting from activities by prior owners or operators. Our operators in both Oklahoma and Texas maintain liability insurance that meet or exceed the amounts required for oil and gas well operators by the Oklahoma Corporation Commission and the Texas Railroad Commission, respectively. We do not maintain our own insurance for protection against environmental liabilities.

Employees

As of June 30, 2011, we had two full time employees. The Company utilizes various independent contractors for marketing, geology research and accounting services.

WHERE YOU CAN FIND MORE INFORMATION

Upon the effectiveness of this Form 10, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. You can read our SEC filings, including this Form 10 and its exhibits, over the Internet at the SEC's website at http://www.sec.gov .. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. We also maintain a website at www.newwesternenergy.com. The information contained in, or that can be accessed through, our website is not part of, and is not incorporated into this Form 10.

Item 1A.     Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below and the other information in this registration statement, including our consolidated financial statements and the notes to those statements, before you purchase any of our shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us, or that we currently deem immaterial, could negatively impact our business, results of operations or financial condition in the future. If any of the following risks and uncertainties develops into actual events, our business, results of operations or financial condition could be adversely affected. In those cases, the trading price of our securities could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We have a history of losses which may continue and which may negatively impact our ability to achieve our business objectives.

We have incurred cumulative net losses of $462,448 for the period from September 25, 2008 (inception) to March 31, 2011. We cannot be assured that we can achieve or sustain profitability on a quarterly or annual basis in the future. Our operations are subject to the risks and competition inherent in the establishment of a business enterprise. There can be no assurance that future operations will be profitable. We may not achieve our business objectives and the failure to achieve such goals would have an adverse impact on us.

We will require additional capital to fund our future activities. If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves.

We are dependent on our ability to obtain financing to supplement our cash flow from operations. Historically, we have financed our business plan and operations primarily with issuances of common stock. We also require capital to fund our capital budget. Production of oil and gas will require significant capital expenditures and successful drilling operations. We will be required to meet our needs from our internally generated cash flows, debt financings and equity financings.

If our revenues decrease as a result of lower commodity prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. We may, from time to time, need to seek additional financing. Even if additional capital is needed, we may not be able to obtain debt or equity financing on terms favorable to us, or at all. If cash generated by operations is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to exploration and development of our projects, which could lead to a possible loss of properties and a decline in any oil and gas we may recover.

Our independent registered public accounting firm has expressed substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain future financing.

In their report dated March 25, 2010, our independent registered public accounting firm stated that our consolidated financial statements for the fiscal year ended December 31, 2010 were prepared assuming that we would continue as a going concern. Our ability to continue as a going concern is an issue raised as a result of recurring losses and cash used in operations since September 25, 2008 (inception). We continue to experience net operating losses. Our ability to continue as a going concern is subject to our ability to obtain necessary funding from outside sources, including obtaining additional funding from the sale of our securities. Our continued net operating losses increase the difficulty in meeting such goals, and there can be no assurances that such methods will prove successful.  In addition, we most likely will need to raise monies for future development costs. Even though these development costs may be incurred over a three to five year period, we may be unable to raise the funds necessary to cover such costs.  We have only raised approximately $1.1 million in capital since our inception in September 2008 through March 31, 2011.  Therefore, there is no assurance that further capital can be raised, which if not raised will substantially change our plans to develop any of our oil properties.

The duration or severity of the current global economic downturn and disruptions in the financial markets, and their impact on our Company, are uncertain.

The oil and gas industry generally is highly cyclical, with prices subject to worldwide market forces of supply and demand and other influences. The recent global economic downturn, coupled with the global financial and credit market disruptions, have had a historic negative impact on the oil and gas industry. These events have contributed to an unprecedented decline in crude oil and natural gas prices, weak end markets, a sharp drop in demand, increased global inventories, and higher costs of borrowing and/or diminished credit availability. While we believe that the long-term prospects for oil and gas remain bright, we are unable to predict the duration or severity of the current global economic and financial crisis.  There can be no assurance that any actions we may take in response to further deterioration in economic and financial conditions will be sufficient. A protracted continuation or worsening of the global economic downturn or disruptions in the financial markets could have a material adverse effect on our business, financial condition or results of operations.

Gas and oil prices are volatile, and a decline in gas or oil prices could significantly affect our business, financial condition or results of operations and our ability to meet our capital expenditure requirements and financial commitments.

Our revenues, profitability and cash flow depend substantially upon the prices and demand for gas and oil. The markets for these commodities are volatile, and even relatively modest drops in prices can affect significantly our financial results and impede our growth. Prices for gas and oil fluctuate widely in response to relatively minor changes in the supply and demand for gas and oil, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supply of gas and oil;
•	price and quantity of foreign imports;
•	commodity processing, gathering and transportation availability and the availability of refining capacity;
•	domestic and foreign governmental regulations;
•	political conditions in or affecting other gas producing and oil producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;
•	the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;
•	weather conditions, including unseasonably warm winter weather;
•	technological advances affecting gas and oil consumption;
•	overall United States and global economic conditions; and
•	price and availability of alternative fuels.

Further, gas prices and oil prices do not necessarily fluctuate in direct relationship to each other.

The results of higher investment in the exploration for and production of gas and other factors may cause the price of gas to drop. Lower gas and oil prices may not only cause our revenues to decrease but also may reduce the amount of gas and oil that we can produce economically. Substantial decreases in gas and oil prices would render uneconomic some or all of our drilling locations. This could have a material adverse effect on our financial condition, results of operations and cash flow.

Drilling and exploring for, and producing, gas and oil are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.

Drilling and exploration are the main methods we use to replace our hydrocarbons. However, drilling and exploration operations may not result in any increases in hydrocarbons for various reasons. Exploration activities involve numerous risks, including the risk that no commercially productive gas or oil reservoirs will be discovered. In addition, the future cost and timing of drilling, completing and producing wells is often uncertain. Furthermore, drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	lack of acceptable prospective acreage;
•	inadequate capital resources;
•	unexpected drilling conditions, pressure or irregularities in formations, equipment failures or accidents;
•	adverse weather conditions, including tornados;
•	unavailability or high cost of drilling rigs, equipment or labor;
•	reductions in gas and oil prices;
•	limitations in the market for gas and oil;
•	surface access restrictions;
•	title problems;
•	compliance with governmental regulations; and
•	mechanical difficulties.

Our decisions to purchase, explore, develop and exploit prospects or properties depend in part on data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often uncertain. Even when used and properly interpreted, 3-D seismic data and visualization techniques only assist geoscientists and geologists in identifying subsurface structures and hydrocarbon indicators. They do not allow the interpreter to know conclusively if hydrocarbons are present or producible economically. In addition, the use of 3-D seismic and other advanced technologies require greater predrilling expenditures than traditional drilling strategies.

In addition, higher gas and oil prices generally increase the demand for drilling rigs, equipment and crews and can lead to shortages of, and increasing costs for, such drilling equipment, services and personnel. Such shortages could restrict our ability to drill the wells and conduct the operations that we currently have planned. Any delay in the drilling of new wells or significant increase in drilling costs could adversely affect our ability to increase our production and reduce our revenues.

We may not discover commercial quantities of oil and gas reserves, which will impact our ability to meet our business goals.

Our ability to locate reserves is dependent upon a number of factors, including our participation in multiple exploration projects and our technological capability to locate oil and gas in commercial quantities. We cannot predict that we will have the opportunity to participate in projects that economically produce commercial quantities of oil and gas in amounts necessary to create a positive cash flow for the Company or that the projects in which we elect to participate will be successful. There can be no assurance that our planned projects will result in significant reserves or that we will have future success in drilling productive wells at economical reserve replacement costs.

The results of higher investment in the exploration for and production of gas and other factors may cause the price of gas to drop. Lower gas and oil prices may not only cause our revenues to decrease but also may reduce the amount of gas and oil that we can produce economically. Substantial decreases in gas and oil prices would render uneconomic some or all of our drilling locations. This could have a material adverse effect on our financial condition, results of operations and cash flow.

Currently, except for one mineral lease located in Pennsylvania, all of our oil and gas properties are located in Texas and Oklahoma, and our leases are primarily attributable to fields in those areas, making us vulnerable to risks associated with having our production concentrated in a small area.

The vast majority of our producing properties are geographically concentrated in Texas and Oklahoma, and our leases are primarily attributable to the fields in that area. As a result of this concentration, we may be disproportionately exposed to the impact of delays or interruptions of production from these wells caused by significant governmental regulation, transportation capacity constraints, curtailments of production, natural disasters, interruption of transportation of gas produced from the wells in these basins or other events that impact these areas.

Identified drilling locations that we decide to drill may not yield gas or oil in commercially viable quantities and are susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our drilling locations are in various stages of evaluation, ranging from locations that are ready to be drilled to locations that will require substantial additional evaluation and interpretation. There is no way to predict in advance of drilling and testing whether any particular drilling location will yield gas or oil in sufficient quantities to recover drilling or completion costs or to be economically viable. The use of seismic data and other technologies and the study of producing fields in the same area will not enable us to know conclusively before drilling whether gas or oil will be present or, if present, whether gas or oil will be present in commercial quantities. The analysis that we perform may not be useful in predicting the characteristics and potential reserves associated with our drilling locations. As a result, we may not find commercially viable quantities of gas and oil.

Our drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including gas and oil prices, costs, the availability of capital, seasonal conditions, regulatory approvals and drilling results. Because of these uncertainties, we do not know when the unproved drilling locations we have identified will be drilled or if they will ever be drilled or if we will be able to produce gas or oil from these or any proved drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations or financial condition.

Our actual production, revenues and expenditures related to our oil and gas prospects are likely to differ from our estimates of hydrocarbons. We may experience production that is less than estimated and drilling costs that are greater than estimated in our reserve reports. These differences may be material.

We estimate the amount of hydrocarbons available in our prospects. Petroleum engineering is a subjective process of estimating underground accumulations of gas and oil that cannot be measured in an exact manner. Estimates of economically recoverable gas and oil reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other similar producing areas;
•	the assumed effects of regulations by governmental agencies;
•	assumptions concerning future gas and oil prices; and
•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all estimates of recoverable oil and gas are to some degree subjective, each of the following items may differ materially from those assumed in estimating proved reserves:

•	the quantities of gas and oil that are ultimately recovered;
•	the production and operating costs incurred;
•	the amount and timing of future development expenditures; and
•	future gas and oil prices.

 Estimates of proved undeveloped reserves are even less reliable than estimates of proved developed reserves.

 Furthermore, different engineers may make different estimates of recoverable oil and gas and cash flows based on the same available data. Our actual production, revenues and expenditures will likely be different from estimates and the differences may be material. Actual future net cash flows also will be affected by factors such as:

•	the amount and timing of actual production;
•	supply and demand for gas and oil;
•	increases or decreases in consumption; and
•	changes in governmental regulations or taxation.

You should not assume that the present value of future net revenues from our potential recoverable oil and gas is the current market value of our estimated gas and oil reserves.

Competition in the oil and gas industry is intense, and many of our competitors have resources that are greater than ours.

We operate in a highly competitive environment for acquiring prospects and productive properties, marketing gas and oil and securing equipment and trained personnel. Many of our competitors are major and large independent oil and gas companies that possess and employ financial, technical and personnel resources substantially greater than ours. Those companies may be able to develop and acquire more prospects and productive properties than our financial or personnel resources permit. Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment. Also, there is substantial competition for capital available for investment in the oil and gas industry. Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which would adversely affect our competitive position. We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

We depend on our management team and other key personnel. Accordingly, the loss of any of these individuals could adversely affect our business, financial condition and the results of operations and future growth.

Our success largely depends on the skills, experience and efforts of our management team. The loss of the services of one or more members of our senior management team could have a negative effect on our business, financial condition, results of operations and future growth. We have entered into an employment agreement with Javan Khazali, our President and Chief Executive Officer. See “Executive Compensation Item 6 Employment agreements and other arrangements .” If he or other key personnel resign or become unable to continue in their present roles and are not adequately replaced, our business operations could be materially adversely affected. Our ability to manage our growth, if any, will require us to attract, motivate and retain additional qualified personnel. Competition for these types of personnel is intense, and we may not be successful in attracting, assimilating and retaining the personnel required to grow and operate our business profitably.

We are subject to complex governmental laws and regulations that may adversely affect the cost, manner or feasibility of doing business.

Our operations and facilities are subject to extensive federal, state and local laws and regulations relating to the exploration for, and the development, production and transportation of, gas and oil, and operating safety, and protection of the environment, including those relating to air emissions, wastewater discharges, land use, storage and disposal of wastes and remediation of contaminated soil and groundwater. Future laws or regulations, any adverse changes in the interpretation of existing laws and regulations or our failure to comply with existing legal requirements may harm our business, results of operations and financial condition. We may encounter reductions in reserves or be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations, such as:

•	price control;
•	taxation;
•	lease permit restrictions;
•	drilling bonds and other financial responsibility requirements, such as plug and abandonment bonds;
•	spacing of wells;
•	unitization and pooling of properties;
•	safety precautions; and
•	permitting requirements.

 Under these laws and regulations, we could be liable for:

•	personal injuries;
•	property and natural resource damages;
•	well reclamation costs, soil and groundwater remediation costs; and
•	governmental sanctions, such as fines and penalties.

Our operations could be significantly delayed or curtailed, and our cost of operations could significantly increase as a result of environmental safety and other regulatory requirements or restrictions. We are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be unable to obtain all necessary licenses, permits, approvals and certificates for proposed projects. Intricate and changing environmental and other regulatory requirements may require substantial expenditures to obtain and maintain permits. If a project is unable to function as planned, for example, due to costly or changing requirements or local opposition, it may create expensive delays, extended periods of non-operation or significant loss of value in a project.

Our oil and gas business depends on transportation facilities owned by others.

  The marketability of our potential oil and gas production depends in part on the availability, proximity and capacity of pipeline systems owned or operated by third parties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand and general economic conditions could adversely affect our ability to produce, gather and transport oil and natural gas

.

Attempts to grow our business could have an adverse effect on our ability to manage our growth effectively.

Because of our small size, we desire to grow rapidly in order to achieve certain economies of scale. Although there is no assurance that this rapid growth will occur, to the extent that it does occur, it will place a significant strain on our financial, technical, operational and administrative resources. As we increase our services and enlarge the number of projects we are evaluating or in which we are participating, there will be additional demands on our financial, technical and administrative resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations.

Operating hazards, natural disasters or other interruptions of our operations could result in potential liabilities, which may not be fully covered by our insurance.

 The oil and gas business involves certain operating hazards such as:

•	well blowouts;
•	cratering;
•	explosions;
•	uncontrollable flows of gas, oil or well fluids;
•	fires;
•	pollution; and
•	releases of toxic gas.

 The occurrence of one of the above may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties.

In addition, our operations in Texas and Oklahoma are especially susceptible to damage from natural disasters such as tornados and involve increased risks of personal injury, property damage and marketing interruptions. Any of these operating hazards could cause serious injuries, fatalities or property damage, which could expose us to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, exploitation and acquisition, or could result in a loss of our properties. Consistent with insurance coverage generally available to the industry, our insurance policies provide limited coverage for losses or liabilities relating to pollution, with broader coverage for sudden and accidental occurrences. Our insurance might be inadequate to cover our liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. Insurance costs are expected to continue to increase over the next few years and we may decrease coverage and retain more risk to mitigate future cost increases. If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur liability at a time when we are not able to obtain liability insurance, then our business, results of operations and financial condition could be materially adversely affected.

Our results are subject to quarterly and seasonal fluctuations.

 Our quarterly operating results have fluctuated in the past and could be negatively impacted in the future as a result of a number of factors, including:

•	seasonal variations in gas and oil prices;
•	variations in levels of production; and
•	the completion of exploration and production projects.

Market conditions or transportation impediments may hinder our access to gas and oil markets or delay our production.

Market conditions, the unavailability of satisfactory gas and oil processing and transportation may hinder our access to gas and oil markets or delay our production. The availability of a ready market for our gas and oil production depends on a number of factors, including the demand for and supply of gas and oil and the proximity of reserves to pipelines or trucking and terminal facilities. In addition, the amount of gas and oil that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months, and in many cases we are provided with limited, if any, notice as to when these circumstances will arise and their duration. As a result, we may not be able to sell, or may have to transport by more expensive means, the gas and oil production from wells or we may be required to shut in gas wells or delay initial production until the necessary gathering and transportation systems are available. Any significant curtailment in gathering system or pipeline capacity, or significant delay in construction of necessary gathering and transportation facilities, could adversely affect our business, financial condition or results of operations.

Environmental liabilities may expose us to significant costs and liabilities.

There is inherent risk of incurring significant environmental costs and liabilities in our gas and oil operations due to the handling of petroleum hydrocarbons and generated wastes, the occurrence of air emissions and water discharges from work-related activities and the legacy of pollution from historical industry operations and waste disposal practices. We may incur joint and several or strict liability under these environmental laws and regulations in connection with spills, leaks or releases of petroleum hydrocarbons and wastes on, under or from our properties and facilities, many of which have been used for exploration, production or development activities for many years, oftentimes by third parties not under our control. Private parties, including the owners of properties upon which we conduct drilling and production activities as well as facilities where our petroleum hydrocarbons or wastes are taken for reclamation or disposal, may also have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property damage. In addition, changes in environmental laws and regulations occur frequently, and any such changes that result in more stringent and costly waste handling, storage, transport, disposal or remediation requirements could have a material adverse effect on our production or our operations or financial position. We may not be able to recover some or any of these costs from insurance.

Our growth strategy could fail or present unanticipated problems for our business in the future, which could adversely affect our ability to make acquisitions or realize anticipated benefits of those acquisitions.

 Our growth strategy may include acquiring oil and gas businesses and properties. We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.

 Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;
•	the need to integrate acquired operations;
•	potential loss of key employees of the acquired companies;
•	potential lack of operating experience in a geographic market of the acquired business; and
•	an increase in our expenses and working capital requirements.

 Any of these factors could adversely affect our ability to achieve anticipated levels of cash flows from the acquired businesses or realize other anticipated benefits of those acquisitions.

The requirements of complying with the Securities Exchange Act of 1934 and the Sarbanes Oxley Act of 2002 may strain our resources and distract management.

As a public company we will be subject to the reporting requirements of the Securities Exchange Act of 1934, referred to as the Exchange Act, and the Sarbanes Oxley Act of 2002 and related rules of the SEC. These requirements may place a strain on our systems and resources as we will be required to carry out activities we have not conducted previously, and we will incur significant legal, accounting and other expenses that we did not incur in the past. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes Oxley Act of 2002 requires that we maintain effective disclosure controls and procedures, corporate governance standards and internal controls over financial reporting. If we identify any issues in complying with those requirements (for example, if we or our independent auditors identify a material weakness or significant deficiency in our internal control over financial reporting), we could incur additional costs rectifying those issues, and the existence of those issues could adversely affect us, our reputation or investor perceptions of us.

We also expect that it could be difficult and will be significantly more expensive to obtain directors’ and officers’ liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. Advocacy efforts by stockholders and third parties also may prompt even more changes in governance and reporting requirements.

We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Additionally, in connection with these heightened duties, significant resources and management oversight will be required as we may need to devote additional time and personnel to legal, financial and accounting activities to ensure our ongoing compliance with public company reporting requirements. The effort to prepare for these obligations may divert management’s attention from other business concerns, which could have a material adverse affect on our business, financial condition, results of operations or cash flow.

RISKS RELATED TO THIS FILING

  There has been no public market for our common stock, and our stock price may fluctuate significantly.

 There is currently no public market for our common stock, and an active trading market may not develop or be sustained after the sale of all of the shares covered by this filing. The market price of our common stock could fluctuate significantly as a result of:

•	our operating and financial performance and prospects;
•	quarterly variations in the rate of growth of our financial indicators, such as net income per share, net income and revenues;
•	changes in revenue or earnings estimates or publication of research reports by analysts about us or the exploration and production industry;
•	liquidity and registering our common stock for public resale;
•	actual or unanticipated variations in our reserve estimates and quarterly operating results; 16

•	changes in gas and oil prices;
•	speculation in the press or investment community;
•	sales of our common stock by our stockholders;
•	increases in our cost of capital;
•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;
•	changes in market valuations of similar companies;
•	adverse market reaction to any increased indebtedness we incur in the future;
•	additions or departures of key management personnel;
•	general market and economic conditions, including the occurrence of events or trends affecting the price of gas; and
•	domestic and international economic, legal and regulatory factors unrelated to our performance.

If a trading market develops for our common stock, stock markets in general experience volatility that often is unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common.

Certain stockholders’ shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly.

As of June 30, 2011, we have outstanding 64,143,533 shares of common stock. Sales of a substantial number of shares of our common stock in the public markets following this filing by any of our existing stockholders (or persons to whom our existing stockholders may distribute shares of our common stock), or the perception that such sales might occur, could have a material adverse effect on the price of our common stock or could impair our ability to obtain capital through an offering of equity securities.

You may experience dilution of your ownership interests due to the future issuance of additional shares of our common stock.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our present stockholders and purchasers of common stock offered hereby. We are currently authorized to issue 100 million shares of common stock and 5 million shares of preferred stock with preferences and rights as determined by our board of directors. The potential issuance of such additional shares of common stock may create downward pressure on the trading price of our common stock. We may also issue additional shares of our common stock or other securities that are convertible into or exercisable for common stock in connection with the hiring of personnel, future acquisitions, future public offerings or private placements of our securities for capital raising purposes, or for other business purposes.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may rely in part on the research and reports that equity research analysts publish about us and our business. We do not control the opinions of these analysts. The price of our stock could decline if one or more equity analysts downgrade our stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business.

The availability of shares for sale in the future could reduce the market price of our common stock.

In the future, we may issue securities to raise cash for acquisitions. We may also acquire interests in outside companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock. In addition, sales of a substantial amount of our common stock in the public market, or the perception that these sales may occur, could reduce the market price of our common stock. This could also impair our ability to raise additional capital through the sale of our securities.

There is no active trading market for our common stock and if a market for our common stock does not develop, our investors may be unable to sell their shares in a timely manner.

Although we have been approved by FINRA for trading on the Pink Sheets under the symbol NWTR, there is currently no active trading market for our common stock and such a market may not develop or be sustained. We currently plan to have our common stock quoted on the OTC Bulletin Board. In order to do this, a market maker must file a Form 15c-211 to allow the market maker to make a market in shares of our common stock. At the date hereof, we are not aware that any market maker has any such intention. We cannot provide our investors with any assurance that our common stock will be quoted on the OTC Bulletin Board or, if quoted, that a public market will materialize. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If our common stock is not quoted on the OTC Bulletin Board or if a public market for our common stock does not develop, then investors may not be able to resell the shares of our common stock that they have purchased making this an illiquid investment. If we establish a trading market for our common stock, the market price of our common stock may be significantly affected by factors such as actual or anticipated fluctuations in our operating results, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices of the shares of developmental stage companies like New Western, which may adversely affect the market price of our common stock in a material manner.

Because our common stock is deemed a low-priced “Penny” stock, an investment in our common stock should be considered “high risk” and subject to marketability restrictions.

New Western's common shares may be deemed to be "penny stock" as that term is defined in Regulation Section "240.3a51-1" of the Securities and Exchange Commission (the "SEC"). Penny stocks are stocks: (a) with a price of less than U.S. $5.00 per share; (b) that are not traded on a "recognized" national exchange; (c) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ - where listed stocks must still meet requirement (a) above); or (d) in issuers with net tangible assets of less than U.S. $2,000,000 (if the issuer has been in continuous operation for at least three years) or U.S. $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than U.S. $6,000,000 for the last three years.

Section "15(g)" of the United States Securities Exchange Act of 1934, as amended, and Regulation Section "240.15g(c)2" of the SEC require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in New Western's common shares are urged to obtain and read such disclosure carefully before purchasing any common shares that are deemed to be "penny stock".

The Financial Industry Regulatory Authority sales practice requirements may also limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules referred to above, the Financial Industry Regulatory Authority, which we refer to as FINRA, has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the FINRA believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and have an adverse effect on the market for shares of our common stock.

RISKS RELATED TO THE OWNERSHIP OF OUR SECURITIES

We do not anticipate paying any dividends in the foreseeable future, which may reduce the return on your investment in our common stock.

To date, New Western has not paid any cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. Payment of future dividends will depend on earnings and the capital requirements of New Western, and New Western's debt facilities and other factors considered appropriate by New Western's Executive Officers and Directors. We cannot guarantee that we will, at any time, generate sufficient profits or surplus cash that would be available for distribution as a dividend to the holders of our common stock. Our current plans are to use any profits that we may generate, if we generate any profits at all, to fund our operations. Therefore, any return on your investment would derive from an increase in the price of our stock, which may or may not occur.

We will need to raise additional capital and, in so doing, will further dilute the total number of shares issued and outstanding.

We will need to raise additional capital by issuing additional shares of common stock and will, thereby, increase the number of common shares outstanding. There can be no assurance that this additional capital will be available and, if the capital is available at all, that it will be available on terms acceptable to us. The issuances of additional equity securities by New Western may result in a significant dilution in the equity interests of its current security holders. Alternatively, we may have to borrow large sums, and assume debt obligations that require us to make substantial interest and capital payments. If we are able to raise additional capital, we cannot assure that it will be on terms that enhance the value of our common shares. If we are unable to obtain financing in the amounts and on terms deemed acceptable, the business and future success will almost certainly be adversely affected.

The regulation of “Penny” stocks by the SEC and FINRA may discourage the tradability of our common stock.

We are a "penny stock" company. Our securities currently do not trade, however, when they do they will be subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks". Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent shareholder losses. Our management is aware of the abuses that have occurred historically in the penny stock market.

Rule 144 Sales In the Future May Have a Depressive Effect on our Stock Price.

All of the outstanding shares of common stock that are held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted Shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that an affiliate who has held restricted securities for six months may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of six months. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

Our stock will in all likelihood be thinly traded and as a result an investor may be unable to sell at or near ask prices or at all if the investor needs to liquidate shares.

Our common stock is currently listed for trading on the Pink Sheets, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as us or purchase or recommend the purchase of any of our securities until such time as we becomes more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our securities will be minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on securities price. We cannot give you any assurance that a broader or more active public trading market for our common securities will develop or be sustained, or that any trading levels will be sustained. Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if the investor needs money or otherwise desires to liquidate the our securities.

Trading in our shares in the public market will most likely be volatile because of factors beyond our control.

There can be no assurance that our shares will continue to be quoted on the Pink Sheets or that they will be accepted for trading on the Over the Counter Bulletin Board or other recognized trading market, or that if they are, there will be an active trading market for the shares. Accordingly, it could be difficult for holders of our common stock to liquidate their shares.

The market price of our common stock could be subject to significant fluctuations and the market price could be subject to any of the following factors:

o our failure to achieve and maintain profitability;

o changes in earnings estimates and recommendations by financial analysts;

o actual or anticipated variations in our quarterly and annual results of operations;

o changes in market valuations of similar companies;

o announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures   or capital commitments;

o loss of significant clients or customers;

o loss of significant strategic relationships.

Item 2.	Financial Information

Management’s Discussion and Analysis of Financial Condition and Results of Operation

Discussion of Operating Results

The following discussion of our operating results explains material changes in our results of operations for the three months ended March 31, 2011 and 2010, and for the years ended December 31, 2010 and 2009. The discussion should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this Form 10.

During the three months ended March 31, 2011 and for the years ended 2010 and 2009, we devoted substantially all of our resources to locating, acquiring and developing oil, natural gas and mineral leases.

Results of Operations for the three months ended March 31, 2011 and March 31, 2010

Revenues for the three months ended March 31, 2011 were $0 as compared to $2,495 for the same comparable period in 2010. Due to the severe weather conditions and re-work on the wells, we did not perform any drilling activities to extract oil during the quarter ended March 31, 2011 as compared to prior comparable period in 2010.

Operating expenses for the three months ended March 31, 2011 were $77,756 as compared to $34,870 for the comparable period. Operating expenses increased by $42,886 or 123% due to an increase in general and administrative expenses of $14,095, increase in exploration costs of $36,107 and decrease in oil and gas production costs of $7,316 . General and administrative expenses increased primarily due to the increase in professional fees relating to accounting and auditing of $4,900 and professional fees paid to third party broker as finder's fee for locating oil and gas properties for acquisition. We incurred intangible drilling and development costs of $36,107 on Swenson property during the three months ended March 31, 2011 as compared to $0 for the same comparable period in 2010.

Net loss for the three months ended March 31, 2011 was $77,756 compared to $33,046 for the same comparable period in 2010. Our loss increased by $44,710 or 135% primarily due to the increase in operating expenses as stated above.

Net cash used in operating activities for the three months ended March 31, 2011 was $139,861 primarily due to the net loss for the period of $77,756 and the  increase in prepaid expenses and other assets of $62,787.

Net cash used in investing activities for the three months ended March 31, 2011 was $35,059 primarily due to the purchase of oil and gas properties.

Net cash provided by financing activities for the three months ended March 31, 2011 was $76,000 due to the cash received from sale of common stock of $51,000 and cash advances received from a related party amounting to $25,000 .

As a result of the above activities, we experienced a net decrease in cash of $98,920 for the three months ended March 31, 2011. Cash and cash equivalents at March 31, 2011 were $10,735.

Results of Operations for the Years Ended December 31, 2010 and December 31, 2009.

Revenues for the years ended December 31, 2010 and 2009 were $9,687 and $11,639, respectively.

Operating expenses for the year ended December 31, 2010 were $162,721 compared to $237,317 for the same comparable period in 2009. Operating expenses decreased by $74,596 or 31% in 2010 as compared to the same comparable period in 2009 primarily due to (a) reduction in business development fees of $106,000 paid to two third party consultants retained by us in 2009, for the purpose of locating and negotiating oil and gas properties and/or companies for possible acquisition, whereas no such costs were incurred in 2010, (b) increase of $19,414 in oil and gas production costs, (c) increase in legal and professional fees of $15,350, for additional costs incurred as we prepared for the public listing of our stock, (d) increase in audit fees of $22,792 during 2010 for costs relating to the audits for the years ended December 31, 2010 and 2009, and (e) an overall reduction in other general and administrative expenses of $26,152 due to more efficiently controlling costs. We expect our costs to continue to fluctuate until we begin to generate substantial revenues.

Net loss for the year ended December 31, 2010 was $157,391 as compared to $224,157 for the same comparable prior period. A decrease in loss of $66,766 or 30% over 2009 was principally due to the reduction in operating expenses as outlined above.

Net cash used in operating activities for the year ended December 31, 2010 was $156,233 primarily due to the net loss for the year of $157,391 and the increase in prepaid expenses of $8,825 and increase in accounts payable of $7,363.

Net cash used in investing activities for the year ended December 31, 2010 was $55,000 due to purchase and investment in oil and gas properties of $50,000, and purchase of promissory note of $5,000.

Net cash provided by financing activities for the year ended December 31, 2010 was $320,679 principally due to cash proceeds of $453,462 received from sale of common stock pursuant to two private placements, payment of notes payable to related party of $110,000 and repayment of oil, gas and mineral obligations of $22,500.

As a result of the above activities, we experienced an increase of $109,446 in cash and cash equivalents for the year ended December 31, 2010. Cash and cash equivalents at December 31, 2010 were $109,655.

Effects of Inflation

We do not believe that inflation has had a material impact on our business.

  Critical Accounting Estimates and Policies

                The preparation of financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and judgments related to the application of certain accounting policies.

While we base our estimates on historical experience, current information and other factors deemed relevant, actual results could differ from those estimates.  We consider accounting estimates to be critical to our reported financial results if (i) the accounting estimate requires us to make assumptions about matters that are uncertain and (ii) different estimates that we reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have material impact on our consolidated financial statements.

We consider our policies for oil and gas properties, mineral properties, long lived assets, asset retirement obligations, environmental matters and revenue recognition to be critical, due to the continuously evolving standards and industry practices related to revenue recognition, wherein any changes could materially impact the way we report revenues. Accounting policies related to: fair value of financial instruments, stock-based compensation, and income taxes are also considered to be critical as these policies involve considerable subjective judgment and estimation by management. Critical accounting policies and our procedures related to these policies, are described below.

 Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire interest in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining unproved properties are expensed. Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance. Other unproved properties are amortized based on the Company’s experience of successful drilling and average holding period. Capitalized costs of producing oil and gas properties, after considering estimated residual salvage values, are depreciated and depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income. On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Mineral Properties

Costs of acquiring mining properties are capitalized upon acquisition in accordance with ASC 930 “Extractive Industries –Mining” if the property is determined to have commercially minable deposits. Mine exploration costs are expensed as incurred. Mine development costs are expensed as incurred and are capitalized once proven and probable reserves exist. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. Depletion of producing mineral properties is recorded using the unit-of-production method.

Long-lived Assets

In accordance with ASC 360, Property, Plant, and Equipment , the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset compared to the estimated future undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss equal to the excess of the carrying value over the assets fair market value is recognized when the carrying amount exceed the undiscounted cash flows.

Asset Retirement Obligations

The Company follows the provisions of ASC 410, Asset Retirement and Environmental Obligations , which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets. The Company did not have any asset retirement obligation for the three months ended March 31, 2011 and 2010 and  at December 31, 2010 and 2009.

Environmental Matters

Our operations are subject to evolving federal, state and local environmental laws and regulations related to the discharge of materials into the environment. Our process is not expected to produce harmful levels of emissions or waste by-products.  However, these laws and regulations would require us to remove or mitigate the environmental effects of the disposal or release of substances at our site should they occur.  Compliance with such laws and regulations can be costly.  Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements.  We are not aware of any area of non-compliance with federal, state or local environmental laws and regulations as of the date of this report.

Revenue Recognition

We sell crude oil, gas and minerals under short-term agreements at prevailing market prices. Revenue, which is our net revenue interest in the leased property, is recognized at the point of sale, when the crude oil, gas and minerals are extracted from our storage units by the customer. This is at the point where the customer has taken title and has assumed the risks and rewards of ownership, the sales price is fixed or determinable and collectability is reasonably assured.

Fair Value of Financial Instruments and Fair Value measurements

ASC 820, Fair Value Measurements and Disclosures, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1- applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2- applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3- applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Our financial instruments consist principally of cash, amounts receivable, accounts payable, amounts due under lease purchases, and amounts due to related parties. Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments , the fair value of our cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. We believe that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Stock-Based Compensation

The cost of all share-based awards to employees, including grants of employee stock options and restricted stock, is recognized in the consolidated financial statements based on the fair value of the awards at grant date. The fair value of stock option awards is determined using the Black-Scholes valuation model on the date of grant. The fair value of restricted stock awards is equal to the market price of our common stock on the date of grant. The fair value of share-based awards is recognized as stock-based compensation expense on a straight-line basis over the requisite service period from the date of grant.

  Income Taxes

We recognize an asset or liability for the deferred tax consequences of all temporary differences between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. Temporary differences will result in taxable or deductible amounts in future years when the amounts reported in the financial statements are recovered or settled. These deferred tax assets or liabilities are measured using the tax rates that are anticipated to be in effect when the differences are expected to reverse. Deferred tax assets are reviewed periodically for recoverability and a valuation allowance is provided as necessary.

  Liquidity and Capital Resources

The accompanying financial statements for the three months ended March 31, 2011 and 2010 and for the years ended December 31, 2010 and 2009 have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. We have continuing net losses and negative cash flows from operating activities. In addition, we have deficiencies in working capital and stockholders’ equity as of the balance sheet dates.  These conditions raise substantial doubt about our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. These circumstances caused our independent registered public accounting firm to include an explanatory paragraph in their report dated March 25, 2011, regarding their concerns about our ability to continue as a going concern. Our ability to continue as a going concern depends on our ability to develop mineral leases and sell oil and gas that generates sufficient revenue and cash flows to meet our obligations and on our ability to obtain additional financing or sell assets as may be required to fund current operations. Management’s plans include generating income from our current oil leases and oil drilling operations to permit us to generate sufficient cash flows to continue as a going concern. There is no assurance these plans will be realized.

                To date, we have financed our operations primarily through private placements of the sale of our securities in private offering transactions that were exempt from the registration requirements of the Securities Act.  During the year ended December 31, 2010, we raised $453,462 from the sale of securities.  During the year ended December 31, 2009, we raised $560,800 from the sale of securities.  We also borrowed from our President and CEO $0 and $110,000 for the years ended December 2010 and 2009, respectively, for our working capital requirements.  We used cash in operating activities of $156,233 and $220,671 during the years ended December 31, 2010 and 2009, respectively.  Our working capital and other capital requirements for the next twelve months will vary based upon a number of factors, including the period required to bring our proposed drilling programs to commercial viability, the level of sales of oil and gas, and acquisition costs for new oil and gas leases, and the amounts we invest in strategic relationships.  However, because several factors related to the growth of our operations remain outside of our control, there can be no assurance we will achieve commercial viability on our anticipated timeline.

Our planned expenditures for the next 12 months (beginning April 1, 2011) are summarized as follows:

Description	Potential Completion Date	Estimated Expenses ($)
Professional Fees (legal, accounting and auditing fees)	12 months	60,000
Oil and Gas Leases	12 months	200,000

Oil Well Drilling Costs	12 months	300,000
Other general and administrative expenses	12 months	340,000
Total		900,000

Our general and administrative expenses for the year will consist primarily of transfer agent fees, investor relations expenses and general office expenses including salaries. The professional fees are related to our regulatory filings throughout the year.

Based on our planned expenditures, we will require additional funds of approximately $890,000 (a total of $900,000 less our cash of approximately $10,000 as of March 31, 2011) to proceed with our business plan over the next 12 months. If we secure less than the full amount of financing that we require, we will not be able to carry out our complete business plan and we will be forced to proceed with a scaled back business plan based on our available financial resources.

                 We believe that existing funds, funds generated from our operations, plus those we raise from borrowings and sales of our securities will be sufficient to support our operations for the next twelve months.  However, it is possible we will not be able to maintain our core services through such period or that we will not raise sufficient additional funds from asset sales and borrowings to cover operational expenses.  Under those circumstances, we will need to obtain additional funding to support our operations.  Because we have no contractual commitments with respect to any of these initiatives, there can be no assurance that additional funds for operations will be available on commercially reasonable terms or in the necessary amounts.  Our inability to obtain any needed additional financing would have a material adverse effect on us, including possibly requiring us to significantly curtail our operations.

 Recent Accounting Pronouncements

 In   April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

We have  implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

 Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange, interest rates, and commodity prices.

 Currently the Company is not involved in any hedge contracts or foreign contracts and therefore has no exposure to such risks. All long-term debt is subject to a fixed rate and as such is not subject to fluctuations in the market rate.

 Our major market risk exposure is in the pricing applicable to our oil production and natural gas sales. Realizing pricing is primarily driven by the prevailing domestic price for crude oil. Historically, prices received for oil and gas sales have been volatile and unpredictable. We expect pricing volatility to continue. Oil prices ranged from a low of $70.04 per barrel to a high of $91.51 per barrel during 2010. A significant decline in the price of oil could have a material adverse effect on our financial condition and results of operations.

Off-Balance Sheet Arrangements

None.

Item 3.	Properties

 We do not own any real property. We lease approximately 250 sq. ft. of office space in Irvine, California, at a monthly rent of $1,200.  The term of the lease expires September 15, 2011. We believe that there is sufficient office space available at favorable leasing terms both to replace existing office space and to satisfy any additional needs we may have as a result of future expansion.

Item 4.	Security Ownership of Certain Beneficial Owners and Management

                The following table shows the beneficial ownership of shares of our common stock as of June 30, 2011 known by us, held by: (i) each person who beneficially owns 5% or more of the shares of our common stock then outstanding; (ii) each of our directors; (iii) each of our named executive officers; and (iv) all of our directors and executive officers as a group.

The information in this table reflects “beneficial ownership” as defined in Rule 13d-3 of the Exchange Act.  To our knowledge and unless otherwise indicated, each stockholder has sole voting power and investment power over the shares listed as beneficially owned by such stockholder, subject to community property laws where applicable.  Percentage ownership is based on 64,143,533 shares of common stock outstanding as of June 30, 2011.

Name and Address of Beneficial Owner	Number of Shares *	Percentage of Class

Javan Khazali 20 Truman, Ste. 204 Irvine, CA 92620	38,800,000	60.5%

Haris Baha 20 Truman, Ste. 204 Irvine, CA 92620	3,000,000	4.7%

Amir Metry 20 Truman, Ste. 204 Irvine, CA 92620	50,000	*

Directors and Officers as a Group (3)	41,850,000	65.2%

• Less than 1%
*	Beneficial ownership as a percentage of the class for each person holding options, warrants or other rights exercisable within 60 days of June 30, 2011 has been calculated as though shares of our common stock subject to such rights were outstanding. However, such shares have not been deemed outstanding for the purpose of calculating the percentage of the class owned by any other person.

Item 5.	Directors and Executive Officers

Directors and Executive Officers

                 Each director serves until the next annual meeting of the stockholders and until his successor is duly elected and qualified.  Information regarding our directors and executive officers is set forth below:

NAME	AGE	POSITION
Javan Khazali	47	President, Chief Executive Officer, Director
Haris Baha	46	Chief financial Officer, Secretary, Director
Amir Metry	32	Director

Directors serve until the next annual meeting and until their successors are elected and qualified.  Officers are appointed to serve for one year until the meeting of the board of directors following the annual meeting of stockholders and until their successors have been elected and qualified.

Javan Khazali, President, Chief Executive Officer/Director

Mr. Khazali was the Founder of the Company and was its interim President from September 2008 until December 2008 and then its President from June 2009 until the present.  From August 2008 to May2009, Mr. Khazali served as President and Chief Executive Officer of Global 8 Environmental Technologies, Inc., a publicly traded, multi-disciplinary environmental solutions company, where he was responsible for business development, marketing and operations. From November 2004 to July 2008, Mr. Khazali served as Chief Operating Officer for Financial Media Group, Inc., a publicly traded financial communications and media company, where he was responsible for corporate governance, compliance, business development and operations. Mr. Khazali was responsible for implementing several new operational strategies that directly resulted in increased sales and market capitalization for Financial Media Group, Inc. during those years.  Mr. Khazali also worked for Cypost Corporation, initially as Vice-President of Administration in 2001 and later as Chief Executive Officer of Cypost from 2002 to 2003. In 2003, the directors of Cypost filed a Chapter 7 Bankruptcy. During the bankruptcy proceedings, Mr. Khazali assisted Cypost in financial distress negotiations, bankruptcy litigations and helped resolve disputes between Cypost and debt holders, lenders, bank groups, and equity holders. From 1985 to 2000, Mr. Khazali held numerous senior level positions in the food service sector including as a managing partner of two successful restaurants located in Western Canada. He also served as the director of operations of privately held restaurant chain located in various cities of United States and Western Canada having over 300 employees. Mr. Khazali’s past experience as an entrepreneur, a director of private and public companies and as an executive officer of small cap public companies, has been instrumental in the creation, development and launching of our Company.

Haris Baha, Chief Financial officer/Director

Haris Baha is an experienced marketing and finance professional. Mr. Baha has been the Chief Financial Officer since January 2009 and the President from January 2009 until June 2009.  Prior to joining the Company in January 2009, Mr. Baha served as a Sales Manager for Equity 1 Lenders Group, a position he held from March 2000 to July 2008. Mr. Baha was responsible for managing a team of loan officers, and was involved in the firm's planning, goal setting, and customer and vendor relations on a daily basis. Mr. Baha was instrumental in expanding the firm's sales operations. Equity 1 Lenders Group was named one of the fastest 50 growing companies in Southern California in 2005. Prior to joining Equity 1 Lenders Group, Mr. Baha served as the Manager for the San Diego-based Avco Financial Services, where he was responsible for managing client accounts, and maintaining profitability. From 1992-1993, Mr. Baha served as a securities sales agent for Thomas James and Associates in San Diego. Haris Baha earned his Bachelor's Degree in Corporate Finance from San Diego State University. Mr. Baha’s experience as a loan officer, a securities sales agent and in managing sales operations and preparing and controlling budgets, gives him the skills and attributes to serve as our CFO.

Amir Metry, Director

Amir Metry was appointed to the board in March, 2011.  He is an accomplished financial professional with more than a decade of experience in risk management and corporate accounting. Mr. Metry has experience in Oil & Gas, alternative energy, information technology and software industries. Mr. Metry began his career in 2000 as a Staff Auditor for Grant Thornton International where he performed detailed audit work for a variety of business and non-profit organizations including manufacturing, hotel and other service industries. From 2005-2006, he worked as a staff auditor for a mid-size Los Angeles-based accounting firm, where he performed detailed audit and review work for public and private companies in the software, construction, pharmaceutical, and service industries. From 2006-2008, Mr. Metry was a senior auditor for Stonefield Josephson, Inc., where he was in charge of audit and review engagements for public and private companies with revenue between $10 million and $100 million in software, information technology, alternative energy and retail industries. From 2008-2010, Mr. Metry served as a senior auditor for Burr, Pilger & Mayer, LLP, where he was in charge of audit and review for public and private companies with revenue of between $25 million and $2 billion in information technology industry. He currently serves as the audit manager for Goldman, Kurland and Mohidin, LLP in Los Angeles, with experience in oil and gas, alternative energy, manufacturing and services industries. Mr. Metry earned his bachelor's degree in Business Administration from Ain Shams University in Cairo, and is a Certified Public Accountant in California.

AUDIT COMMITTEE

We do not presently have an Audit Committee and the entire Board acts in such capacity for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint an Audit Committee.

In lieu of an Audit Committee, the Board is empowered to make such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the "Board") the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

COMPENSATION COMMITTEE

We do not presently have a Compensation Committee and the Board acts in such capacity for the immediate future due to the limited size of the Board. We intend to increase the size of its Board in the future, at which time it may appoint a Compensation Committee which will be authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including stock compensation, and bonus compensation to all employees.

NOMINATING COMMITTEE

We do not presently have a Nominating Committee and the Board acts in such capacity.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Upon becoming registered under the Securities Exchange Act of 1934 (the “Exchange Act of 1934”), Section 16(a) of the Exchange Act of 1934, will require that our directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish us with copies of all Section 16(a) reports that they file.

Item 6.	Executive Compensation

The following table sets forth the compensation of our Chief Executive Officer during the last two fiscal years ended December 31, 2010 and 2009. No officers or directors received annual compensation in excess of $100,000 during the last two fiscal years.

 Summary compensation table

Name and principal position	Year		Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Javan Khazali	2010	(1)	0	0	0	0	0	0	$0	$0
President	2009		0	0	0	0	0	0	$0	$0

Mr. Khazali has provided services to us at no charge during the early stages of our business. We recently entered into an Employment Agreement with Mr. Khazali which begins on April 1, 2011. As our business progresses and grows, we expect to begin paying salaries to each of our officers. We also expect to hire part-time and full-time employees and consultants who will be paid compensation and consulting fees.

  Employment Agreement

On April 1, 2011, the Company entered into an employment agreement with Mr. Khazali to continue to serve as its President and Chief Executive officer. The employment agreement terminates on March 31, 2014, subject to automatic renewal for successive one-year terms. Mr. Khazali’s annual base salary shall be $120,000. Salary may be adjusted upward at the discretion of the Company’s Board, based upon Mr. Khazali’s performance and the Company’s financial circumstances including, but not limited to, the earnings per share. Mr. Khazali’s shall receive an automatic salary increase to $144,000 once the Company realizes a net profit of $100,000. Mr. Khazali shall be entitled to participate in the Company’s employee compensation and other benefit programs, in addition to reimbursement for his documented reasonable expenses incurred in connection with the fulfillment of his duties. The Company may terminate Mr. Khazali’s employment with or without cause. If Mr. Khazali’s employment is terminated without cause or due to a change of control, then he is entitled to a severance payment of up to three times his then current salary depending on when he is terminated.

Employee Pension, Profit Sharing or other Retirement Plans

We do not have a defined benefit, pension plan, profit sharing or other retirement plan, although we may adopt one or more of such plans in the future.

Director's compensation

At present we do not pay our directors any fees, stock or option awards or any other compensation for their services as directors or for attending meetings of our Board of Directors, although we expect to adopt a director compensation policy by the end of the year 2011. We have no standard arrangement pursuant to which our directors are compensated for any services provided as a director or for committee participation or special assignments, but may reimburse Directors for reasonable expenses incurred in attending meetings.

Item 7.	Certain Relationships and Related Transactions, and Director Independence

  Certain Relationships and Related Transactions

During the period from January1, 2009 through December 31, 2010, the President of the Company, Javan Khazali, made a series of loans to the Company in an aggregate principal amount totaling $110,000 to help fund cash-flow deficiencies from the Company’s operations.  These loans accrue interest at 6% per annum and are payable upon demand.  As of December 31, 2010, all of the loans had been repaid and Mr. Khazali had forgiven $10,536 in interest on such loans. The forgiven interest was recorded on the consolidated financial statements of the Company as additional paid-in capital.

  Director Independence

Our Board has determined that none of our directors are independent under the NASDAQ Stock Market listing rules.

Item 8.	Legal Proceedings

                 None.

Item 9.	Market Price of and Dividends on the Registrant’s Common Stock and Related Stockholder Matters

On March 4, 2011 the Company was approved by FINRA for trading on the Pink Sheets under the symbol NWTR. The Company has not yet begun to trade.  There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

Outstanding Shares and Number of Stockholders

As of June 30, 2011, the number of shares of common stock outstanding was 64,143,533.  As of that date, there were approximately 73 record holders of our shares of issued and outstanding common stock.  This figure does not include holders of shares held in securities position listings.

Dividends

                We have never declared or paid dividends on our common stock.  Moreover, we currently intend to retain any future earnings for use in our business and, therefore, do not anticipate paying any dividends on our common stock in the foreseeable future.

Item 10.	Recent Sales of Unregistered Securities

●	In November 2008, 58,000,000 shares were issued to the founders of the Company at $.0001 per share.
●

Between January and July 31, 2009, the Company sold 2,285,000 Units to 23 accredited investors at $.10 per Unit, for gross proceeds of $228,500. Each Unit consists of one share of common stock and one Class A Warrant to purchase one share of common stock at an exercise price of $.50 per share. The Class A Warrants expire on December 31, 2011.

●

Between August 2009 and December 31, 2010, the Company sold 3,115,200 Units to 26 accredited investors (including 13 non-U.S. investors, at a price of $.25 per Unit, for gross proceeds of $778,762.  Each Unit consists of one share of common stock and one Class B Warrant to purchase one share of common stock at an exercise price of $.75 per share.  The Class B Warrants expire on December 31, 2011.

●

On June 29, 2009, the Company issued 150,000 Units each, to two land owners, as part of the acquisition of the Wellsboro lease. Each Unit consists of one share of common stock and one Class A Warrant to purchase one share of common stock at an exercise price of $.50 per share.  The Class A Warrants expire on December 31, 2011.

●	Between November 1, 2010 and March 31, 2011, the Company sold 343,333 Units to two accredited investors (including one non-U.S. investor), at a price of $.30 per Unit, for gross proceeds of $103,000. Each Unit consists of one share of common stock and one Class C Warrant to purchase one share of common stock at an exercise price of $1,00 per share. The Class C Warrants expire on December 31, 2013.

We relied upon Regulation S, Section 4(2) and Regulation D of the Securities Act of 1933, as amended, for the issuances of the securities listed above. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in us, including the business, management, offering details, risk factors, consolidated financial statements and use of funds. It is the belief of management that each of the individuals who invested have such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of the investment and therefore did not need the protections offered by registering their shares under Securities and Act of 1933, as amended. Each investor completed a Stock Purchase Agreement, Offeree Questionnaire and/or Subscription Agreement whereby the investors certified that they were purchasing the shares for their own accounts, with investment intent. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend.

Item 11.	Description of Registrant’s Securities to be Registered

As amended, our Articles of Incorporation authorize the issuance of 100,000,000 shares of common stock, par value $.0001 per share, and 5,000,000 shares of preferred stock, par value $.0001 per share. As of June 30, 2011, there were 64,143,533 shares of common stock issued and outstanding and no shares of preferred stock outstanding.

Description of Common Stock

Except as otherwise required by law, each share of common stock entitles the stockholder to one vote on each matter which stockholders may vote on at all meetings of stockholders. Holders of common stock are not entitled to cumulate votes in the election of directors. Holders of common stock do not have preemptive, subscription or conversion rights, and there are no redemption or sinking fund provisions applicable thereto. Subject to any prior rights of the preferred stock, holders of common stock are entitled to share ratably in dividends paid from the funds legally available for the payment thereof, when, and if declared by our board of directors. The declaration of dividends, however, is subject to the discretion of our board of directors. Subject to any prior rights of the preferred stock, holders of common stock are also entitled to share ratably in the assets of the company available for distribution to holders of common stock after payment of our liabilities upon the liquidation or dissolution of the company whether voluntary or involuntary.

  Description of Preferred Stock

            Our preferred stock is what is known as “blank check” preferred. This means that our board of directors is authorized to fix, prior to the issuance of any shares of each particular series of preferred stock, the designation, powers, preferences, and relative, participating, optional and other rights, and the qualifications, limitations and restrictions thereof, if any, of such series.

Transfer Agent

             The transfer agent for our common stock is Globex Transfer, LLC, 780 Deltona Blvd., Suite 202, Deltona, FL 32725.  Telephone number is (386) 206-1133.

Item 12.	Indemnification of Directors and Officers

Indemnification

Chapter 78 of the NRS, pertaining to private corporations, provides that we are required to indemnify our officers and directors to the extent that they are successful in defending any actions or claims brought against them as a result of serving in that position, including criminal, civil, administrative or investigative actions and actions brought by or on behalf of the Company.

Chapter 78 of the NRS further provides that we are permitted to indemnify our officers and directors for criminal, civil, administrative or investigative actions brought against them by third parties and for actions brought by or on behalf of the Company, even if they are unsuccessful in defending that action, if the officer or director:

(a) is not found liable for a breach of his or her fiduciary duties as an officer or director or to have engaged in intentional misconduct, fraud or a knowing violation of the law; or

(b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.

However, with respect to actions brought by or on behalf of the Company against its officers or directors, the Company is not permitted to indemnify its officers or directors where they are adjudged by a court, after the exhaustion of all appeals, to be liable to the Company for amounts paid in settlement to the Company, unless, and only to the extent that, a court determines that the officers or directors are entitled to be indemnified.

Our Articles of Incorporation and our Bylaws provide that we will indemnify our officers and directors to the full extent permitted by law for any threatened, pending or completed actions or proceedings, whether they be civil, criminal, administrative or investigative, including actions or proceedings brought by or in the right of our company.

Advance of Expenses

As permitted by Chapter 78 of the NRS, our Articles of Incorporation and our Bylaws, we are to advance funds to our officers or directors for the payment of expenses incurred in connection with defending a proceeding brought against them in advance of a final disposition of the action, suit or proceeding. However, as a condition of our doing so, the officers or directors to which funds are to be advanced must provide us with undertakings to repay any advanced amounts if it is ultimately determined that they are not entitled to be indemnified for those expenses.

Insurance

            Chapter 78 of the NRS and our Bylaws also allow us to purchase and maintain insurance on behalf of our officers or directors, regardless of whether we have the authority to indemnify them against such liabilities or expenses.   Currently, we do not have any Directors & Officers’ Insurance.

            The Statutes also provide that the allowed indemnification will not be deemed exclusive of any other rights to which the directors, officers and others may be entitled under our Bylaws, any agreement, a vote of stockholders or otherwise.

Item 13.	Consolidated Financial Statements and Supplementary Data

The consolidated financial statements and report of our independent registered public accounting firm are filed as a separate part of this report beginning at page F-1.

Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 15.	Consolidated Financial Statements and Exhibits

(a)                  Our consolidated financial statements are attached hereto beginning at page F-1 following the signature page.

(b)           Exhibits

The following documents have previously been filed as exhibits hereto unless otherwise indicated:

Exhibit No.	Description
3.1††	Articles of Incorporation.
3.2†	Bylaws.
4.1†	Form of Stock Certificate
10.1††	Joint Venture Contract re: Glass Oil Lease dated May 21, 2009.
10.1.1*	Assignment of Contract re: Glass Oil Lease dated September 1, 2011
10.2†	Joint Venture Contract re: Phillips Oil Lease dated June 27, 2009.
10.3†	Mineral Lease re: Middlebury property dated July 1, 2009.
10.4†	Joint Venture Contract re: Doshier Oil Lease dated October 8, 2009.
10.5†	Venture Agreement re: Texas Oil lease dated January 27, 2011.
10.6†	Employment Agreement between the Company and Javan Khazali dated April 1, 2011.
21†	Subsidiaries of the Registrant.

___________________________

* Filed herewith

†   Filed as exhibits to Registration Statement on Form 10 filed April 11, 2011, and incorporated herein by reference.

†† Filed as exhibits to Amendment No.1 to Registration Statement filed June 16, 2011, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW WESTERN ENERGY CORPORATION

Date: August 22 , 2011	By:	/s/ Javan Khazali
		Name:	Javan Khazali
		Title:	President

  N EW WESTERN ENERGY CORPORATION AND SUBSIDIARY

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

New Western Energy Corporation and Subsidiary
Condensed Consolidated Balance Sheets

	March 31, 2011 (Unaudited)	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$10,735	$109,655
Note receivable	5,000	5,000
Prepaid expenses and other assets	75,562	12,775
Total current assets	91,297	127,430

Property and equipment, net	2,180	2,606
Oil and gas properties, net	524,894	489,835
Mineral properties	176,430	176,430
Other assets	1,450	1,450
Total Assets	$796,251	$797,751

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$7,619	$7,363
Accrued expenses	800	800
Payable to related party	27,252	2,252
Total current liabilities	35,671	10,415

Commitments and contingencies (Note 6)

Stockholders' Equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 64,143,533 and 63,973,533 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	6,414	6,397
Additional paid in capital	1,216,614	1,165,631
Accumulated deficit	(462,448)	(384,692)
Total Stockholders' Equity	760,580	787,336

Total Liabilities and Stockholders' Equity	$796,251	$797,751

The accompanying notes are an integral part of these unaudited consolidated financial statements.

New Western Energy Corporation and Subsidiary
Condensed Consolidated Statements of Operations
(Unaudited)
	For the Three Months Ended March 31,
	2011	2010

Revenues	$-	$2,495

Expenses
Depreciation and depletion	426	426
General and administrative	41,223	27,128
Exploration expenses	36,107	-
Oil and gas production	-	7,316
Total expenses	77,756	34,870

Other income (expenses)
Interest expense	-	(2,170)
Other income	-	2,300
Total other income	-	130

Loss from operations before income tax	(77,756)	(32,246)

Provision for income tax	-	800

Net Loss	$(77,756)	$(33,046)

Basic and diluted net loss per share	$-	$-

Weighted average number of shares outstanding	64,122,755	62,269,956

The accompanying notes are an integral part of these unaudited consolidated financial statements. F-3

New Western Energy Corporation and Subsidiary
Condensed Consolidated Statements of Cash Flows
(Unaudited)
	For the Three Months Ended March 31,
	2011	2010
Cash Flows from Operating Activities:
Reconciliation of net loss to net cash used in operating activities:
Net Loss	$(77,756)	$(33,046)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation and depletion	426	426
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(62,787)	(1,056)
Accounts payable	256	10,001
Accrued expenses	-	2,170
Net cash used in operating activities	(139,861)	(21,505)

Cash Flows From Investing Activities:
Purchase and investment in oil and gas properties	(35,059)	(50,000)
Net cash used in investing activities	(35,059)	(50,000)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	51,000	80,500
Advances from related party	25,000	-
Repayment of oil, gas and mineral obligations	-	(7,500)
Net cash provided by financing activities	76,000	73,000

Net Increase in cash and cash equivalents during the period	(98,920)	1,495

Cash and cash equivalents, beginning of the period	109,655	209

Cash and cash equivalents, end of the period	$10,735	$1,704

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$-	$-

Cash paid for interest	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

NOTE 1:  NATURE OF OPERATIONS, BASIS OF PRESENTATION AND GOING CONCERN

New Western Energy Corporation (the “Company”) was incorporated in the State of Nevada on September 25, 2008. The Company’s principal business is the acquisition, exploration and development of, and production from oil, gas and mineral properties located in the United States.

On December 1, 2010, the Company formed an entity named New Western Texas Oil and Gas Corporation (“New Western Texas”) incorporated in the State of Nevada, as its wholly-owned subsidiary. New Western Texas started its operations in January 2011.

Basis of Presentation

The accompanying interim condensed financial statements are unaudited, but in the opinion of management of the Company, contain all adjustments, which include normal recurring adjustments, necessary to present fairly the financial position at March 31, 2011, and the results of operations and cash flows for the three months ended March 31, 2011 and 2010. The balance sheet as of December 31, 2010 is derived from the Company’s audited financial statements.

Certain information and footnote disclosures normally included in financial statements that have been prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, although management of the Company believes that the disclosures contained in these consolidated financial statements are adequate to make the information presented therein not misleading. For further information, refer to the financial statements and the notes thereto included in the Company’s Report on Form 10 for the fiscal year ended December 31, 2010, as filed with the Securities and Exchange Commission.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. The Company currently has on ongoing Regulation D private placement equity offering and has raised $51,000 during the three months ended March 31, 2011 and through the date of this report. At March 31, 2011, the Company has working capital of $55,626, and incurred a loss of $77,756 during the three months ended March 31, 2011 and cash used in operating activities during the three months ended March 31, 2011 was $139,861. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary: New Western Texas Oil and Gas Corporation . All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of accounts, notes and other receivables, valuation of long-lived assets and oil, gas and mineral properties, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Fair value of Financial Instruments and Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, amounts receivable, accounts payable and amounts due to related parties. Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments , the fair value of our cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Net Earnings (Loss) Per Share

The Company computes net earnings (loss) per share in accordance with ASC 260, Earnings per Share . ASC 260 requires presentation of both basic and diluted net earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.  At March 31, 2011, there were Class A warrants outstanding for 2,685,000 common shares, Class B warrants outstanding for 3,115,200 common shares and Class C warrants outstanding for 343,333 common shares that if exercised, may dilute future earnings per share.

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

Recent Accounting Pronouncements

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: OIL AND GAS PROPERTIES AND RELATED OBLIGATIONS

The Company's aggregate capitalized costs related to oil properties consist of the following:

Unproved Probable Properties:
Name of the property	Type	March 31, 2011	December 31, 2010
Glass Lease	Oil	$210,000	$210,000
Phillips Lease	Oil	130,000	130,000
Doshier Lease	Oil	100,000	100,000
Texas Leases	Oil	15,312	-
Uncompleted wells, equipment and facilities		69,747	50,000
		525,059	490,000
Accumulated depletion		(165)	(165)
Impairment loss		-	-
		$524,894	$489,835

Texas Leases

On January 27, 2011, the Company’s subsidiary New Western Texas acquired a 50% working interest (39.66 % net revenue interest) in 160 acres of oil and gas leases in Jones County, Texas for $8,000 cash.  Subsequently additional acquisition costs of $7,312 were incurred. The leases were purchased subject to a Venture Agreement with a third party (Venture partner) who holds the other 50% working interest and will act as the operator for a stipulated fee. Both parties will evenly split operating expenses of the lease.  Operating proceeds after royalty interests and expenses shall be distributed 50% to the Company. Additionally, a stipulated portion of the Venture partner working interest proceeds shall also be distributed to the Company until the Company recovers its acquisition and development costs of the particular lease.  Subsequent to any lease purchase under this Venture Agreement, the Company may decline to develop a property in which case the Venture partner must repurchase the working interest from the Company at the then fair value of the lease working interest.  The Company is required to provide the operator with a prepaid amount of $10,000 to be used to fund operating expenses within 3 days of a request by the Venture partner. During 2011, the Company incurred $19,747 of capitalizable equipment costs and $36,107 of non-capitalizable exploratory costs relating to the Texas leases that were expensed as incurred.

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

NOTE 4: MINERAL PROPERTIES AND RELATED OBLIGATIONS

The Company’s aggregate capitalized costs related to mineral properties consist of the following:

Unproved Properties:
Name of Property	Type	March 31, 2011	December 31, 2010

Wellsboro Lease	Gravel	$176,430	$176,430
		176,430	176,430
Accumulated depletion		-	-
Impairment loss		-	-
		$176,430	$176,430

Since there was no production of minerals during the three months ended March 31, 2011 and 2010, no depletion expense relating to mineral properties has been recorded during the three month periods ended March 31, 2011 and 2010, respectively.

NOTE 5: RELATED PARTY TRANSACTIONS AND BALANCES

Notes Payable to Officer

On May 28, 2009, the Company executed a Promissory Note (“Note”) for $40,000 for advances received from its Chief Executive Officer (CEO) for its working capital requirements. The Note was required to be paid in full, including principal and interest, by May 28, 2010. The Note bears an interest rate of 8% per annum and is secured by all existing and future proceeds collected or received (or to be collected or received) by the Company from Fourteen (14) oil wells of the Glass Lease located in Rogers County, Oklahoma up to an amount not to exceed $40,000 plus interest thereon and costs of collection, if any. On July 6, 2010, the Company made a payment of $40,000 to pay in full the principal balance outstanding on the Note. The accrued interest payable on the Note amounting to $3,533 was forgiven by the CEO and recorded as forgiveness of interest as additional paid-in capital in the accompanying consolidated financial statements.

On September 30, 2009, the Company executed a Promissory Note (“Note”) for $70,000 for advances received from its Chief Executive Officer for its working capital requirements. The Note was required to be paid in full, including of principal and interest on September 30, 2010. The Note bears an interest rate of 8% per annum and is secured by receiving 2/5 th interest in all existing and future proceeds collected or received (or to be collected or received) by the Company from seven (7) oil wells of the Phillips Lease located in Rogers County, Oklahoma up to an amount not to exceed $70,000 plus interest thereon and costs of collection, if any.   On October 6, 2010, the Company made payments of $70,000 to pay in full the principal balance outstanding on the Note. The interest accrued payable on the Note amounting to $7,003 was forgiven by the CEO and recorded as forgiveness of interest as additional paid in capital in the accompanying consolidated financial statements.

Due to Related party

At March 31, 2011 and December 31, 2010, there was $27,252 and $2,252, respectively due to the Chief Executive Officer for advances made to the Company. Amounts due to related party are unsecured, non-interest bearing and due on demand without specific repayment terms.

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

NOTE 6: COMMITMENTS AND CONTINGENCIES

Legal Costs and Contingencies

In the normal course of business, the Company incurs costs to hire and retain external legal counsel to advise it on regulatory, litigation and other matters. The Company expenses these costs as the related services are received.

If a loss is considered probable and the amount can be reasonable estimated, the Company recognizes an expense for the estimated loss.  If the Company has the potential to recover a portion of the estimated loss from a third party, the Company makes a separate assessment of recoverability and reduces the estimated loss if recovery is also deemed probable. As of March 31, 2011, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of our operations.

NOTE 7: STOCKHOLDERS' EQUITY

The Company’s capitalization at March 31, 2011 was 100,000,000 authorized common shares and 5,000,000 authorized preferred shares, both with a par value of $0.0001 per share.

New Western Energy Corporation and Subsidiary

Notes to Condensed Consolidated Financial Statements

For the three months ended March 31, 2011

(Unaudited)

Common Stock and Warrants

On January 11, 2011, the Company sold, pursuant to a private placement for up to 3,000,000 Units, 170,000 Units to an accredited investor for cash proceeds of $51,000 or $0.30 per Unit, each Unit consisting of one share of common stock and one redeemable Class C Warrant to purchase one share of common stock at an exercise price of $1.00 per share. Such warrants expire on December 31, 2013. The Class C warrants are redeemable by the Company at a redemption price of $0.05 per warrant upon at least 30 days' prior written notice if the mean average of the closing bid price exceeds $2.00 per share for 20 consecutive business days ending prior to the date notice of redemption is given.

As a result of all stock and warrant issuances as of March 31, 2011, the Company had 64,143,533 shares of common stock issued and outstanding, and 2,685,000 Warrant A, 3,115,200 Warrant B and 343,333 Warrant C outstanding for conversion into common stock.

The Company has not adopted any stock option plans as of March 31, 2011.

NOTE 8: CONCENTRATIONS

Concentration of Operators

The Company’s oil leases are obtained from two separate lessors who also act as the operator for all leased properties. One operator uses its own equipment to extract oil and gas and therefore the Company does not own or lease any production equipment related to these leases. The Company also has one mineral lease with another lessor. There has been no activity on the mineral lease other than initial lease acquisition costs relating to the mineral lease as of March 31, 2011.

Concentration of Customer

The Company sells its oil product to one customer.

Concentration of Credit Risk

The Company’s financial instruments that are potentially exposed to credit risk consist primarily of cash and cash equivalents. At certain times, the demand deposits held in banks may exceed the federally insured limits. No amounts exceeded federally insured limits as of March 31, 2011 and December 31, 2010, respectively. The Company has not experienced any losses related to these deposits.

NOTE 9: SUBSEQUENT EVENTS

On May 5, 2011, the Company sold its ownership interest in Doshier Lease, Nowata County, Oklahoma, to a third party for a cash and stock consideration of $175,000. The Company recognized a gain of $25,000 pursuant to this sale.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of:

 New Western Energy Corporation

We have audited the accompanying balance sheets of New Western Energy Corporation and Subsidiary (the Company) at December 31, 2010 and 2009, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Western Energy Corporation and Subsidiary as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a net loss and net cash used in operating activities in 2010 of $157,391 and $156,233, respectively, and has working capital and an accumulated deficit of $117,015 and $384,692, respectively at December 31, 2010. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management’s Plan in regards to these matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Salberg & Company, P.A.

SALBERG & COMPANY, P.A.

Boca Raton, Florida

March 25, 2011

New Western Energy Corporation and Subsidiary
Consolidated Balance Sheets

	December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$109,655	$209
Note receivable	5,000	-
Prepaid expenses and other assets	12,775	3,500
Total current assets	127,430	3,709

Property and equipment, net	2,606	4,310
Oil and gas properties, net	489,835	539,894
Mineral properties	176,430	103,530
Other assets	1,450	1,900
Total Assets	$797,751	$653,343

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable	$7,363	$-
Accrued expenses	800	10,479
Oil, gas and mineral obligations	-	122,500
Payable to related party	2,252	2,535
Notes payable - related party	-	110,000
Total current liabilities	10,415	245,514

Commitments and contingencies (Note 7)

Stockholders' Equity
Preferred stock, $0.0001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding at December 31, 2010 and 2009, respectively	-	-
Common stock, $0.0001 par value, 100,000,000 shares authorized, 63,973,533 and 62,194,200 shares issued and outstanding at December 31, 2010 and 2009, respectively	6,397	6,219
Additional paid in capital	1,165,631	628,911
Accumulated deficit	(384,692)	(227,301)
Total Stockholders' Equity	787,336	407,829

Total Liabilities and Stockholders' Equity	$797,751	$653,343

The accompanying notes are an integral part of these consolidated financial statements.

New Western Energy Corporation and Subsidiary
Consolidated Statements of Operations

	For the Year Ended December 31,
	2010	2009

Revenues	$9,687	$11,639

Expenses
Depreciation and depletion	1,763	908
General and administrative	139,548	236,409
Oil and gas production	21,410	-
Total expenses	162,721	237,317

Other income (expenses)
Interest expense	(5,857)	(4,679)
Other income	2,300	7,000
Total other income (expenses)	(3,557)	2,321

Loss from operations before income tax	(156,591)	(223,357)

Provision for income tax	800	800

Net Loss	$(157,391)	$(224,157)

Basic and diluted net loss per share	$-	$-

Weighted average number of shares outstanding	63,058,374	60,467,910

The accompanying notes are an integral part of these consolidated financial statements.

New Western Energy Corporation and Subsidiary
Consolidated Statement of Changes in Stockholders' Equity
For the Years Ended December 31, 2010 and 2009

			Additional	Common
	Common Shares		Paid -in	Stock	Accumulated
	Number	Par value	Capital	Subscriptions	Deficit	Total

Balance - December 31, 2008	58,100,000	$5,810	$9,990	$(5,100)	$(3,144)	$7,556
Stock subscriptions received	-	-	-	5,100	-	5,100
Common shares sold at $0.10 per share	2,285,000	228	228,272	-	-	228,500
Common shares sold at $0.25 per share	1,509,200	151	377,149	-	-	377,300
Cash offering cost	-	-	(45,000)	-	-	(45,000)
Issuance of common shares for acquisition of mineral property	300,000	30	29,970	-	-	30,000
Issuance of warrants for acquisition of mineral property	-	-	28,530	-	-	28,530
Net loss - 2009	-	-	-	-	(224,157)	(224,157)
Balance - December 31, 2009	62,194,200	$6,219	$628,911	$-	$(227,301)	$407,829

Common shares sold at $0.25 per share	1,606,000	161	401,301	-	-	401,462
Common shares sold at $0.30 per share	173,333	17	51,983	-	-	52,000
Forgiveness of interest on notes payable	-	-	10,536	-	-	10,536
Modification of Class A warrants	-	-	72,900	-	-	72,900
Net loss - 2010	-	-	-	-	(157,391)	(157,391)
Balance - December 31, 2010	63,973,533	$6,397	$1,165,631	$-	$(384,692)	$787,336

The accompanying notes are an integral part of these consolidated financial statements.

New Western Energy Corporation and Subsidiary
Consolidated Statements of Cash Flows

	For the Year Ended December 31,
	2010	2009
Cash Flows from Operating Activities:
Reconciliation of net loss to net cash used in operating activities:
Net Loss	$(157,391)	$(224,157)
Adjustment to reconcile net loss to net cash
used in operating activities:
Depreciation and depletion	1,763	908
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(8,825)	(5,400)
Accounts payable	7,363	-
Accrued expenses	857	7,978
Net cash used in operating activities	(156,233)	(220,671)

Cash Flows From Investing Activities:
Purchase of property and equipment	-	(5,112)
Purchase of note receivable	(5,000)	-
Purchase and investment in oil and gas properties	(50,000)	(440,000)
Purchase of mineral properties	-	(22,500)
Net cash used in investing activities	(55,000)	(467,612)

Cash Flows From Financing Activities:
Proceeds from sale of common stock	453,462	605,800
Payment of cash offering cost	-	(45,000)
Proceeds from stock subscriptions	-	5,100
Related party advances, net	(283)	2,468
Proceeds from note payable to related party	-	110,000
Payment of notes payable to related party	(110,000)	-
Repayment of oil, gas and mineral obligations	(22,500)	-
Net cash provided by financing activities	320,679	678,368

Net Increase in cash and cash equivalents during the period	109,446	(9,915)

Cash and cash equivalents, beginning of the period	209	10,124

Cash and cash equivalents, end of the period	$109,655	$209

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$800	$-

Cash paid for interest	$-	$-
Supplemental disclosure of non-cash investing and financing activities:
Liability incurred for oil and gas property	$-	$122,500
Warrants issued for oil, gas and mineral properties	$72,900	$28,530
Common stock issued for oil and gas properties	$-	$30,000
Related party accrued interest forgiven	$10,536	$-
Amendment of oil lease purchase price	$100,000	$-
The accompanying notes are an integral part of these consolidated financial statements.

New Western Energy Corporation and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2010 and 2009

NOTE 1:  NATURE OF OPERATIONS AND GOING CONCERN

New Western Energy Corporation (the “Company”) was incorporated in the State of Nevada on September 25, 2008. The Company’s principal business is the acquisition, exploration and development of, and production from oil, gas and mineral properties located in the United States.

On December 1, 2010, the Company formed an entity named New Western Texas Oil and Gas Corporation (“New Western Texas”) incorporated in the State of Nevada, as its wholly-owned subsidiary. New Western Texas started its operations in January 2011.

These consolidated financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the Company to obtain necessary equity financing to continue operations, and the attainment of profitable operations. The Company currently has on ongoing Regulation D private placement equity offering and has raised $51,000 subsequent to December 31, 2010 and through the date of this report. At December 31, 2010, the Company has working capital of $117,015, and has cash used in operations of $156,233 in 2010 and has a net loss of $157,391 in 2010. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary: New Western Texas Oil and Gas Corporation . There was no activity in New Western Texas during the year ended December 31, 2010. All intercompany balances and transactions are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of accounts, notes and other receivables, valuation of long-lived assets and oil, gas and mineral properties, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

Notes Receivable

We have entered into a loan agreement with an entity that was initially retained to locate oil and gas lease opportunities in Kentucky for the Company. The retainer paid has subsequently been reclassed as a note receivable. The portion of the note receivable due within twelve months of the balance sheet date is classified as current.  In accordance with GAAP, we review our notes receivable for impairment whenever events or changes in circumstances indicate that the carrying amount of the receivable may not be recovered. If such receivables are considered to be impaired, the impairment loss recognized is the amount by which the carrying value exceeds the fair value of the receivable. No impairment occurred during the year ended December 31, 2010.

Property and Equipment

Property and equipment consists of computer hardware, is recorded at cost and is being depreciated on a straight-line basis over its estimated useful life of three years.

Oil and Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities. Costs to acquire interest in oil and gas properties, to drill and equip exploratory wells that find proved reserves, to drill and equip development wells and related asset retirement costs are capitalized. Costs to drill exploratory wells, including equipment and facilities are capitalized as part of “Uncompleted Wells, Equipment and Facilities” pending determination of whether the well has found proved reserves.  Costs to drill exploratory wells that find proved reserves are reclassified to proved oil and gas properties while costs that do not find proved reserves, geological and geophysical costs, and costs of carrying and retaining undeveloped properties are expensed.

Unproved oil and gas properties that are individually significant are periodically assessed for impairment of value, and a loss is recognized at the time of impairment by providing an impairment allowance.  Capitalized costs of producing oil and gas properties (proved or unproved), after considering estimated residual salvage values, are depleted by the unit-of-production method. Support equipment and other property and equipment are depreciated over their estimated useful lives.

On the sale or retirement of a complete unit of a proved property, the cost and related accumulated depreciation, depletion, and amortization are eliminated from the property accounts, and the resultant gain or loss is recognized. On the retirement or sale of a partial unit of proved property, the cost is charged to accumulated depreciation, depletion, and amortization with a resulting gain or loss recognized in income.

On the sale of an entire interest in an unproved property for cash or cash equivalent, gain or loss on the sale is recognized, taking into consideration the amount of any recorded impairment if the property had been assessed individually. If a partial interest in an unproved property is sold, the amount received is treated as a reduction of the cost of the interest retained.

Mineral Properties

Costs of acquiring mining properties are capitalized upon acquisition in accordance with ASC 930 “Extractive Industries –Mining” if the property is determined to have commercially minable deposits. Mine exploration costs are expensed as incurred. Mine development costs are expensed as incurred and are capitalized once proven and probable reserves exist. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment.

Depletion of producing mineral properties is recorded using the unit-of-production method.

Long-lived Assets

In accordance with ASC 360, Property, Plant, and Equipment , the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset compared to the estimated future undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss equal to the excess of the carrying value over the assets fair market value is recognized when the carrying amount exceed the undiscounted cash flows.

Asset Retirement Obligations

The Company follows the provisions of ASC 410, Asset Retirement and Environmental Obligations , which establishes standards for the initial measurement and subsequent accounting for obligations associated with the sale, abandonment or other disposal of long-lived tangible assets arising from the acquisition, construction or development and for normal operations of such assets. The Company did not have any asset retirement obligation at December 31, 2010 and 2009.

Environmental Matters

Our operations are subject to evolving federal, state and local environmental laws and regulations related to the discharge of materials into the environment. Our process is not expected to produce harmful levels of emissions or waste by-products.  However, these laws and regulations would require us to remove or mitigate the environmental effects of the disposal or release of substances at our site should they occur.  Compliance with such laws and regulations can be costly.  Additionally, governmental authorities may enforce the laws and regulations with a variety of civil and criminal enforcement measures, including monetary penalties and remediation requirements.  We are not aware of any area of non-compliance with federal, state or local environmental laws and regulations as of the date of this report.

Fair value of Financial Instruments and Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company’s financial instruments consist principally of cash, amounts receivable, accounts payable, amounts due under lease purchases, and amounts due to related parties. Pursuant to ASC 820, Fair Value Measurements and Disclosures and ASC 825, Financial Instruments , the fair value of our cash equivalents is determined based on “Level 1” inputs, which consist of quoted prices in active markets for identical assets. The Company believes that the recorded values of all of the other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Revenue Recognition

The Company sells crude oil, gas and minerals under short-term agreements at prevailing market prices. Revenue, which is the Company's net revenue interest in the leased property, is recognized at the point of sale, when the crude oil, gas and minerals are extracted from our storage units by the customer. This is at the point where the customer has taken title and has assumed the risks and rewards of ownership, the sales price is fixed or determinable and collectability is reasonably assured.

Stock-based Compensation

In accordance with ASC 718, Compensation – Stock Compensation , the Company accounts for share-based payments using the fair value method. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The Company generally uses the Black-Scholes option pricing method to compute the fair value of options or warrants granted for goods or services.

Income Taxes

The Company accounts for income taxes using the asset and liability method in accordance with ASC 740, Income Taxes . The asset and liability method provides that deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

Net Earnings (Loss) Per Share

The Company computes net earnings (loss) per share in accordance with ASC 260, Earnings per Share . ASC 260 requires presentation of both basic and diluted net earnings per share (“EPS”) on the face of the income statement. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants. Diluted EPS excludes all dilutive potential shares if their effect is anti dilutive.  At December 31, 2010 there were Class A warrants outstanding for 2,685,000 common shares, Class B warrants outstanding for 3,115,200 common shares and Class C warrants outstanding for 173,333 common shares that if exercised, may dilute future earnings per share.

Comprehensive Loss

ASC 220, Comprehensive Income , establishes standards for the reporting and display of comprehensive income (loss) and its components in the consolidated financial statements. As at December 31, 2010 and 2009, the Company has no items that represent a comprehensive income (loss) and, therefore, has not included a schedule of comprehensive income (loss) in the consolidated financial statements.

Recent Accounting Pronouncements

In   April 2010, the FASB issued ASU 2010-13, Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades - a consensus of the FASB Emerging Issues Task Force. The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010.  Earlier application is permitted. The Company does not expect the provisions of ASU 2010-13 to have a material effect on the financial position, results of operations or cash flows of the Company.

The Company has implemented all new accounting pronouncements that are in effect and that may impact its consolidated financial statements and does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

NOTE 3: PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	December 31, 2010	December 31, 2009

Furniture	$742	$742
Equipment	4,370	4,370
	5,112	5,112
Less: accumulated depreciation	(2,506)	(802)
	$2,606	$4,310

Depreciation expense for the years ended December 31, 2010 and 2009 was $1,704 and $802, respectively.

NOTE 4: OIL AND GAS PROPERTIES AND RELATED OBLIGATIONS

The Company's aggregate capitalized costs related to oil properties consist of the following:

Unproved Properties
Name of the property	Type	December 31, 2010	December 31, 2009
Glass Lease	Oil	$210,000	$210,000
Phillips Lease	Oil	130,000	130,000
Doshier Lease	Oil	100,000	200,000
Uncompleted wells, equipment and facilities		50,000	-
		490,000	540,000
Accumulated depletion		(165)	(106)
Impairment loss		-	-
		$489,835	$539,894

Changes in the Uncompleted Wells, Equipment and Facilities was as follows:

	Year End December 31,
	2010	2009
Beginning Balance	$-	$-
Additions	50,000	-
Reclassification to proved properties	-	-
Costs charged to expense	-	-
Balance at year end	$50,000	$-

There were no exploration well costs capitalized for more than one year following completion of drilling.

Glass Lease, Rogers County, Oklahoma

On May 21, 2009, the Company entered into an Agreement to acquire the Glass Lease with RC Oil Co, Inc. (“Operator”).  The Glass Lease is located in the North Eastern part of Oklahoma.  Under the terms of the Agreement, the Company agreed to provide incremental funding to the Operator for operations in return for a 75% of the working interest (60.94% net revenue interest) owned by RC Oil in certain leaseholds in Rogers County, Oklahoma, in exchange for $210,000 in cash. In addition to the foregoing, the Company received a right of first refusal to purchase an additional 75% working interest in all future wells developed by the Operator which the Operator presently owns. As of December 31, 2010, the Company had paid all of its obligations of $210,000 under the Glass lease.

Phillips Lease, Rogers County, Oklahoma

On June 27, 2009, the Company entered into an Agreement to acquire the Phillips Lease with RC Oil Co, Inc. (“Operator”) in Rogers County, Oklahoma.  Under the terms of the Agreement, the Company paid $130,000 to the Operator for operations of Phillips Lease in return for a 75% of the working interest (60.94% net revenue interest) owned by the Operator in Phillips Lease. Phillips Lease has seven (7) wells re-completion project which includes one (1) salt water injection well. The Phillips leasehold property contains approximately 150 acres. The project, similar to the Glass project, is a re-completion project with plans to produce the Bartlesville formation. This eliminates the risk normally associated with new drills and the lease is located in an area surrounded by proven and long lasting production. As of December 31, 2010, the Company had paid all of it’s obligation of $130,000 under the Phillips lease.

Doshier Lease, Nowata County, Oklahoma

On October 8, 2009, the Company entered into an Agreement to acquire the Doshier Lease with RC Oil Co, Inc. (“Operator”).  The Doshier Lease is comprised of 7 wells to be re-worked in Nowata County, Oklahoma. The property spans 80-acres in an area surrounded by many producing oil leases. The Company purchased a 75 percent working interest (60.94% net revenue interest) in the Doshier Lease in exchange for $200,000 payable in cash.  As of December 31, 2009, $100,000 of cash was still due, and recorded in oil, gas and mineral properties obligations in the accompanying consolidated balance sheet.   The Company has a right of first refusal to purchase an additional 75 per cent in all future wells developed by the Operator, which the Operator presently owns. On April 30, 2010, the Company and the Operator negotiated to amend the Agreement and agreed to reduce the purchase consideration for Doshier Lease to $100,000. Accordingly, the property and the obligation was reduced by $100,000 on April 30, 2010. During 2010, the Company incurred costs of $50,000 to work-over the oil wells and capitalized such costs. As of December 31, 2010, the Company had paid in cash to the Operator the balance owed of $100,000 for purchase of Doshier Lease and $50,000 in work-over costs.

NOTE 5: MINERAL PROPERTIES AND RELATED OBLIGATIONS

The Company’s aggregate capitalized costs related to mineral properties consist of the following:

Unproved Properties:		December 31,
Name of Property	Type	2010	2009

Wellsboro Lease	Gravel	$176,430	$103,530
		176,430	103,530
Accumulated depletion		-	-
Impairment loss		-	-
		$176,430	$103,530

Since there was no production of minerals in years 2010 and 2009 or historically, there is no depletion expense relating to mineral properties recorded in 2010 and 2009 and no accumulated depletion as of December 31, 2010 and 2009.

Wellsboro Lease, Tioga County, Pennsylvania

On June 29, 2009, the Company negotiated to acquire a land lease near Middlebury Township in Tioga County, Pennsylvania. The Company acquired an 87.5% net revenue interest in any minerals and an 85% net revenue interest in any gas. The total consideration paid for this acquisition was $103,530 of which $45,000 was to be paid in cash and the remaining $58,530 was to be paid by issuance of the Company’s 300,000 shares of common stock and 300,000 warrants at an exercise price of $0.50 per share, both stock and warrants valued at a total of $58,530. This property of approximately 23 acres is located on a glacial aged kame terrace. The terrace sands, gravels and finer sediments were deposited in response to blockage by glacial ice. The potential usable deposit conceivably may be significantly larger. As of December 31, 2009, $22,500 was due and all shares and warrants had been paid.  As of December 31, 2010, the Company had paid $45,000 in cash and issued 300,000 shares of its common stock and 300,000 warrants to the land owners. In December 2010 the Company modified the 300,000 warrants to extend the maturity date by one year to December 31, 2011.  The modification is considered additional acquisition cost in compliance with terms of the June 2009 lease.  The value of the modification was computed at $72,900 which was added to the recorded value of the mineral lease (see Note 8).

NOTE 6: RELATED PARTY TRANSACTIONS AND BALANCES

Notes payable to officer

On May 28, 2009, the Company executed a Promissory Note (“Note”) for $40,000 for advances received from its Chief Executive Officer (CEO) for its working capital requirements. The Note was required to be paid in full, including principal and interest, by May 28, 2010. The Note bears an interest rate of 8% per annum and is secured by all existing and future proceeds collected or received (or to be collected or received) by the Company from Fourteen (14) oil wells of Glass Lease located in Rogers County, Oklahoma up to an amount not to exceed $40,000 plus interest thereon and costs of collection, if any. On July 6, 2010, the Company made a payment of $40,000 to pay in full the principal balance outstanding on the Note. The interest accrued payable on the Note amounting to $3,533 was forgiven by the CEO and recorded as forgiveness of interest as additional paid-in capital in the accompanying consolidated financial statements as of December 31, 2010.

On September 30, 2009, the Company executed a Promissory Note (“Note”) for $70,000 for advances received from its Chief Executive Officer for its working capital requirements. The Note was required to be paid in full, including of principal and interest on September 30, 2010. The Note bears an interest rate of 8% per annum and is secured by receiving 2/5 th interest in all existing and future proceeds collected or received (or to be collected or received) by the Company from seven (7) oil wells of Phillips Lease located in Rogers County, Oklahoma up to an amount not to exceed $70,000 plus interest thereon and costs of collection, if any.   On October 6, 2010, the Company made payments of $70,000 to pay in full the principal balance outstanding on the Note. The interest accrued payable on the Note amounting to $7,003 was forgiven by the CEO and recorded as forgiveness of interest as additional paid in capital in the accompanying consolidated financial statements as of December 31, 2010.

Due to Related party

At December 31, 2010 there was $2,252 due to the Chief Executive Officer for advances made to the Company. Amounts due to related party are unsecured, non-interest bearing and due on demand without specific repayment terms.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Legal Costs and Contingencies

In the normal course of business, the Company incurs costs to hire and retain external legal counsel to advise it on regulatory, litigation and other matters. The Company expenses these costs as the related services are received.

If a loss is considered probable and the amount can be reasonable estimated, the Company recognizes an expense for the estimated loss.  If the Company has the potential to recover a portion of the estimated loss from a third party, the Company makes a separate assessment of recoverability and reduces the estimated loss if recovery is also deemed probable.

F-25

NOTE 8: STOCKHOLDERS' EQUITY

The Company’s capitalization at December 31, 2010 was 100,000,000 authorized common shares and 5,000,000 authorized preferred shares, both with a par value of $0.0001 per share.

Common Stock

On November 15, 2008, the Company issued 58,000,000 shares of common stock to the founders of the Company at $0.0001 per share.  The $5,800 price was recorded as a subscriptions receivable. As of December 31, 2008, the Company received $700 in cash proceeds from the founders for the shares subscriptions. The remaining balance of $5,100 was reflected as subscriptions receivable at December 31, 2008.

During 2009, the Company sold, pursuant to a private placement for up to 4,500,000 Units, 2,285,000 Units to accredited investors for cash proceeds of $228,500 or $0.10 per Unit. Each Unit consisted of one share of common stock and one Class A Warrant to purchase one share of common stock at an exercise price of $0.50 per share. Such warrants expire December 31, 2010 (See below for Warrant A modification to extend the expiration date to December 31, 2011).  No Units were sold during 2010 pursuant to this private placement.

During 2010 and 2009, the Company sold 1,606,000 Units and 909,200 Units, respectively, to accredited investors for cash proceeds of $401,462 and $227,300 respectively, or $0.25 per Unit pursuant to a Regulation D private placement memorandum for 4,000,000 Units on a best efforts basis.  Each Unit consisted of one share of common stock and one redeemable Class B Warrant to purchase one share of common stock at an exercise price of $0.75 per share. Such warrants expire December 31, 2011.  The Class B warrants are redeemable by the Company at a redemption price of $0.05 per warrant upon at least 30 days prior written notice, if the mean average of the closing bid price shall exceed $2.00 per share for 20 consecutive business days ending prior to the date notice of redemption is given.

During 2009 the Company also sold 600,000 Units for gross cash proceeds of $150,000 or $0.25 per Unit, pursuant to a Regulation S foreign offering. Each Unit consisted of one share of common stock and one redeemable Class B Warrant to purchase one share of common stock at an exercise price of $0.75 per share. Such warrants expire December 31, 2011.  The Company paid $45,000 in commissions (25%) and escrow fees (5%) on the Regulation S investor funds for the cost of raising capital under the $0.25 per Unit Regulation S offering and such $45,000 was recorded as a charge to additional paid-in capital as offering costs.

In July 2009, the Company issued 300,000 Units to land owners as consideration for purchase of Wellsboro Lease in Tioga County, Pennsylvania.  Each Unit consisted of one share of common stock and one Class A Warrant to purchase one share of common stock at an exercise price of $0.50 per share. Such warrants expire December 31, 2010 but in December 2010 the warrants were modified to extend the expiration to December 31, 2011. The Company recorded an additional value for the modification of $72,900 to mineral properties. The value was computed as the increase in fair value on the modification date just before and after the modification using the following assumptions:

Value before modification
Risk-free interest rate:	0.07%
Expected term:	0.02 Years
Expected dividend yield:	-
Expected volatility:	322%

Value after modification
Risk-free interest rate:	0.30%
Expected term:	1 year
Expected dividend yield:	-
Expected volatility:	322%

The fair value of 300,000 shares of common stock for lease purchase was estimated at $0.10 per share or $30,000 based on the contemporaneous cash sale price of Units. The fair value of 300,000 Class A Warrants at the original lease purchase date was estimated to be $28,530 using a Black-Scholes option pricing model with an expected life of 2 years, a risk free interest rate of 1.05%, a dividend yield of 0%, and an expected volatility of 321%. The expected life was estimated based on the contractual life and the expected volatility was estimated based on the comparative companies’ method since the Company's stock is not traded and no historical volatility data is available.

On November 1, 2010, the Company sold, pursuant to a private placement for up to 3,000,000 Units, 173,333 Units to accredited investors for cash proceeds of $52,000 or $0.30 per Unit, each Unit consisting of one share of common stock and one redeemable Class C Warrant to purchase one share of common stock at an exercise price of $1.00 per share. Such warrants expire December 31, 2013. The Class C warrants are redeemable by the Company at a redemption price of $0.05 per warrant upon at least 30 days' prior written notice if the mean average of the closing bid price shall exceed $2.00 per share for 20 consecutive business days ending prior to the date notice of redemption is given.

As a result of all stock issuances, the Company had 63,973,533 shares of common stock issued and outstanding as of December 31, 2010.

The Company has not adopted any stock option plans as of December 31, 2010.

Warrants

A summary of the Company’s warrant activity during the years ended December 31, 2010 and 2009 is presented below:

Warrant A
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Balance Outstanding, December 31, 2008	100,000	0.50	-	-
Granted	2,585,000	0.50	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance Outstanding, December 31, 2009	2,685,000	0.50	-	-
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance Outstanding, December 31, 2010	2,685,000	$0.50	1	-

Exercisable, December 31, 2010	2,685,000	$0.50	1	-

Warrant B
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Balance Outstanding, December 31, 2008	-	$-	-	-
Granted	1,509,200	0.75	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance Outstanding, December 31, 2009	1,509,200	0.75	-	-
Granted	1,606,000	0.75	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Balance Outstanding, December 31, 2010	3,115,200	$0.75	1	-

Exercisable, December 31, 2010	3,115,200	$0.75	1	-

Warrant C
	Number of Warrants	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value

Balance Outstanding, December 31, 2009	-	$-	-	-
Granted	173,333	1.00	-	-
Exercised	-	-	-
Forfeited	-	-	-
Expired	-	-	-
Balance Outstanding, December 31, 2010	173,333	$1.00	3	-

Exercisable, December 31, 2010	173,333	$1.00	3	-

Class A Warrants

In December 2010 the Class A warrants were modified to extend the expiration date to December 31, 2011. There was no accounting effect to this modification for warrants issued in the private placement, however, there was an accounting effect for 300,000 of these Class A warrants issued in exchange for mineral properties in 2009. See prior discussion under "Common Stock" in this footnote.

NOTE 9: INCOME TAXES

Income tax expense for the years ended December 31, 2010 and 2009 is summarized as follows:

	December 31, 2010	December 31, 2009
Current:
Federal	$-	$-
State	800	800
Deferred taxes	-	-
Income tax expense (benefit)	$800	$800

The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the Statements of Operations:

	December 31, 2010	December 31, 2009
Tax expense (credit) at statutory rate - federal	(34%)	(34%)
State tax expense net of federal tax	(6%)	(6%)
Valuation allowance	40%	40%
Tax expense at actual rate	-	-

The tax effects of temporary differences that gave rise to significant portions of deferred tax assets and liabilities at December 31, 2010 and 2009 are as follows:

	December 31, 2010	December 31, 2009
Deferred tax assets:
Net operating loss carry forward	$130,795	$77,282
Total gross deferred tax assets	130,795	77,282
Less - valuation allowance	(130,795)	(77,282)
Net deferred tax assets	$-	$-

Deferred income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. The deferred taxes represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled.

The Company’s provision for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences result from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

At December 31, 2010, the Company had net operating loss carryforwards of $384,692 for U.S. federal income tax purposes available to offset future taxable income expiring on various dates through 2030. The Company has recorded a 100% valuation allowance on the deferred tax assets due to the uncertainty of its realization. The net change in the valuation allowance during the years ended December 31, 2010 and 2009 was an increase of $53,513 and $77,282, respectively.

In the normal course of business, the Company’s income tax returns are subject to examination by various taxing authorities. Such examinations may result in future tax and interest assessment by these taxing authorities. Accordingly, the Company believes that it is more likely than not that it will realize the benefits of tax positions it has taken in its tax returns or for the amount of any tax benefit that exceeds the cumulative probability threshold in accordance with FASB ASC 740-10-15. Differences between the estimated and actual amounts determined upon ultimate resolution, individually or in the aggregate, are not expected to have a material adverse effect on the company’s financial position. The Company is not under examination for any open tax years.

NOTE 10: CONCENTRATIONS

Concentration of Operator

The Company’s oil leases are all obtained from one lessor who also acts as the operator for all leased properties. The operator uses its own equipment to extract oil and gas and therefore the Company does not own or lease any production equipment. The Company also has one mineral lease with another lessor. There has been no activity on the mineral lease other than initial lease acquisition costs relating to the mineral lease as of December 31, 2010.

Concentration of Customer

The Company sells its oil product to one customer.

Concentration of Credit Risk

The Company’s financial instruments that are potentially exposed to credit risk consist primarily of cash and cash equivalents. At certain times, the demand deposits held in banks may exceed the federally insured limits. No amounts exceeded federally insured limits as of December 31, 2010 and 2009, respectively. The Company has not experienced any losses related to these deposits.

NOTE 11: SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date these consolidated financial statements were issued.

From January 1, 2011 through March 15, 2011, the Company sold 170,000 Units to accredited investors for cash proceeds of $51,000 or $0.30 per Unit pursuant to a November 1, 2010 Regulation D private placement memorandum for 3,000,000 Units on a best efforts basis. Each Unit consisted of one share of common stock and one redeemable Class C Warrant to purchase one share of common stock at an exercise price of $1.00 per share.

On January 27, 2011, the Company’s subsidiary New Western Texas acquired a 50% working interest (39.66 % net revenue interest) in a 160 acres of oil and gas lease in Texas for approximately $8,000 cash.  The lease was purchased subject to a Venture Agreement with a third party (Venture partner) who holds the other 50% working interest and will act as the operator for a stipulated fee. Both parties will evenly split operating expenses of the lease.  Operating proceeds after royalty interests and expenses shall be distributed

50% to the Company. Additionally a stipulated portion of the Venture partner working interest proceeds shall also be distributed to the Company until the Company recovers its acquisition and development costs of the particular lease.  Subsequent to any lease purchase under this Venture Agreement, the Company may decline to develop a property in which case the Venture partner must repurchase the working interest from the Company at the then fair value of the lease working interest.  The Company is required to provide the operator with a prepaid amount of $10,000 to be used to fund operating expenses within 3 days of a request by the Venture partner.

SUPPLEMENTAL OIL AND GAS DATA (UNAUDITED)

The following tables set forth supplementary disclosures for oil and gas producing activities in accordance with ASC 932, Extractive Activities - Oil and Gas.

Capitalized Costs Relating to Oil and Gas Producing Activities

	December 31,
	2010	2009
Unproved oil and gas properties	$440,000	$540,000
Uncompleted wells, equipment and facilities	50,000	-
Accumulated depletion	(165)	(165)
Net capitalized costs	$489,835	$539,874

Costs Incurred

A summary of costs incurred in oil and gas property acquisition, development, and exploration activities, all in the United States (both capitalized and charged to expense) for the years ended December 31, 2010 and 2009 as follows:

Costs Incurred:	Year Ended December 31, 2010	Year Ended December 31, 2009
Acquisition (Return to Lessor) of unproved reserves	$(100,000)	$540,000
Acquisition of proved properties	$-	$-
Development costs	$-	$-
Exploration costs capitalized	$50,000	$-

Results of Operations for Oil and Gas Producing Activities

The following table presents the results of operations for the Company’s oil and gas producing activities, all in the United State, for the years ended December 31, 2010 and 2009:

	2010	2009
Revenues, net of royalties	$9,687	$11,639
Production costs	(21,410)	-
Depletion, depreciation, and valuation allowance	(59)	(106)
Exploration costs	-	-
Income tax expense	-	-
Results of operations from producing activities (excluding corporate overhead and interest costs)	$(11,782)	$11,533

INDEX OF EXHIBITS

Exhibit No.	Description
3.1††	Articles of Incorporation.
3.2†	Bylaws.
4.1†	Form of Stock Certificate
10.1††	Joint Venture Contract re: Glass Oil Lease dated May 21, 2009.
10.1.1*	Assignment of Contract re: Glass Oil Lease dated September 1, 2009
10.2†	Joint Venture Contract re: Phillips Oil Lease dated June 27, 2009.
10.3†	Mineral Lease re: Middlebury property dated July 1, 2009.
10.4†	Joint Venture Contract re: Doshier Oil Lease dated October 8, 2009.
10.5†	Venture Agreement re: Texas Oil lease dated January 27, 2011.
10.6†	Employment Agreement between the Company and Javan Khazali dated April 1, 2011.
21†	Subsidiaries of the Registrant.

___________________________

* Filed herewith

†   Filed as exhibits to Registration Statement on Form 10 filed April 11, 2011, and incorporated herein by reference.

†† Filed as exhibits to Amendment No.1 to Registration Statement filed June 16, 2011, and incorporated herein by reference.